    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2007

                                             1933 ACT REGISTRATION NO.
                                             1940 ACT REGISTRATION NO. 811-21029
                                                              CIK NO. 0001164757

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 AMENDMENT NO. 35


                     LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                             VARIABLE LIFE ACCOUNT Y
                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                            (EXACT NAME OF DEPOSITOR)

               100 Madison Street, Suite 1860, Syracuse, NY 13202
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                Depositor's Telephone Number, including Area Code

                                 (315) 428-8400



      Robert O. Sheppard, Esquire                            COPY TO:
Lincoln Life & Annuity Company of New York       Frederick C. Tedeschi, Esquire
100 Madison Street, Suite 1860       The Lincoln National Life Insurance Company
        Syracuse, NY 13202                             One Granite Place
 (NAME AND ADDRESS OF AGENT FOR SERVICE)               Concord, NH 03301


            APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: April 2, 2007 INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

                Lincoln Life and Annuity Company of New York


        Lincoln Life & Annuity Flexible Premium Variable Life Account Y

                          Supplement to Prospectus
                                April 2, 2007

Merger
On April 2, 2007, Lincoln Life & Annuity Company of New York ("former Lincoln New York") was merged with and into Jefferson Pilot LifeAmerica Insurance Company, a New Jersey domiciled insurance company (the "Merger"). Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana. Simultaneously with the merger, the New York and New Jersey insurance departments approved a redomestication of Jefferson Pilot LifeAmerica Insurance Company from New Jersey to New York as well as a change of the company's name from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York ("new Lincoln New York").

Transfer of Lincoln Life & Annuity Flexible Premium Variable Life Account Y As a part of the merger of the two insurance companies, Lincoln Life & Annuity Flexible Premium Variable Life Account Y was transferred intact from the former Lincoln New York to the new Lincoln New York (the "Transfer"). The assets and liabilities of the separate account immediately prior to the Merger remain intact and legally separate from any other business of the new Lincoln New York. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer.

As a result of the Merger and the Transfer, your prospectus is amended as follows:

1. All references to Lincoln Life & Annuity Company of New York (Lincoln New York, we, us, and our) refer to the new Lincoln New York unless the former Lincoln Life & Annuity Company of New York is specifically referenced. All references to Lincoln Life & Annuity Flexible Premium Variable Life Account Y or to the Separate Account refer to Lincoln Life & Annuity Flexible Premium Variable Life Account Y following its intact transfer to the new Lincoln New York.

2. The section entitled Financial Statements is replaced in its entirety with the following:

The financial statements of the Separate Account, the former Lincoln New York, and the former Jefferson Pilot LifeAmerica Insurance Company, as well as supplemental financial statements of new Lincoln New York reflecting the merger of the two insurance companies are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of the prospectus to the address shown there, or call 1-800-444-2363.

                Please retain this supplement for future reference.

                   Lincoln Life & Annuity Company of New York:
         Lincoln Life & Annuity Flexible Premium Variable Life Account M Lincoln Life & Annuity Flexible Premium Variable Life Account Y

                          Supplement Dated May 1, 2005
                        To the Prospectuses for Products:
                                  Lincoln VUL-I
  American Legacy VULCV-III, American Legacy VULDB-II, American Legacy SVUL-III

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following replaces the section titled Limits on Frequent Transfers:

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders. We discourage frequent transfers, and we accommodate frequent transfers only if we lack a contractual basis to refuse those transfer requests.

We discourage frequent trading by assessing transfer charges and enforcing limitations on transfers to the extent allowed by the policies as described in the Transfers section and Transaction Fee Table of the prospectus. We apply these limitations uniformly to all policy owners. If, however, we are unable to prevent market timing, certain policy owners may engage in market timing activity which is harmful to other policy owners. That harm may include the dilution of the value of fund shares and increased expenses which negatively impact investment returns as described above.

The funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. Policy owners and other persons with interests under the policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the funds.

In our sole discretion, we may impose revised Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We will apply these revised Market Timing Procedures uniformly to all policy owners. In addition, we may impose other procedures or restrictions as required by law or court order, or to comply with state or federal regulatory requirements. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.


SUPP-05.06                                                       GW -- M/T NY

                       LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

         Lincoln Life & Annuity Flexible Premium Variable Life Account M
      LLANY Separate Account R for Flexible Premium Variable Life Insurance
         Lincoln Life & Annuity Flexible Premium Variable Life Account Y



                        Supplement Dated October 25, 2005

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.


The following paragraph should be added to the section titled LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT:

On October 9, 2005, Lincoln National Corporation, the parent company of Lincoln Life, entered into a merger agreement with a wholly owned acquisition subsidiary ("LNC acquisition subsidiary") and Jefferson-Pilot Corporation ("Jefferson-Pilot"), each a North Carolina corporation. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Jefferson-Pilot will merge with and into the LNC acquisition subsidiary, with the LNC acquisition subsidiary continuing as the surviving corporation and a direct wholly owned subsidiary of LNC. More information about the merger agreement as well as a copy of the merger agreement can be found in the Form 8-K filed by LNC with the Securities and Exchange Commission on October 11, 2005. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information will not change upon completion of this merger.


The following replaces the section titled Distribution of the Policies and
Compensation:

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. Broker-dealer firms distributing the policy enter into selling agreements with the Company. One of the broker-dealer firms with a selling agreement is Lincoln Financial Advisors Corporation ("LFA"), also an affiliate. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Broker-dealer firms may elect to share this compensation with their registered representatives. Additionally, we may pay the broker-dealer additional compensation on first year premiums and all additional premiums and/or provide reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in NASD conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

We may pay broker-dealers or their affiliates additional amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives;
(2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. We may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln Life. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.




                                                                      SUPP-05.23

                  Lincoln Life & Annuity Company of New York:
             Lincoln Life Flexible Premium Variable Life Account Y

                         Supplement Dated May 1, 2006
                        To the Prospectus for Products:

                         American Legacy VUL/CV/- III
                          American Legacy VUL/DB/- II
                        American Legacy VUL SVUL - III

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following fund has been added as an investment option and will be available May 22, 2006. The following information should be added to the "Funds" section of the Prospectus:

American Funds Insurance Series, advised by Capital Research and Management Company

  .   Global Growth and Income Fund (Class 2): Growth and income.

The following replaces Table III in the "Charges and Fees" section of your product prospectus:

  Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund assets)

                          Total Annual Operating Expenses                            Minimum Maximum
                          -------------------------------                            ------- -------
Total management fees, distribution and/or service (12b-1) fees, and other expenses.  0.54%   1.17%

The following replaces the "Fund Participation Agreement" section of the
Prospectus:

Fund Participation Agreement

In order to make the funds available, LFA has entered into an agreement with American Funds Insurance Series. In this agreement, LFA must perform certain administrative services for the fund or its distributor. For these administrative functions, LFA may be compensated by the fund at an annual rate of .25% of the assets attributable to the policies. The compensation comes from 12b-1 fees.

SUPP-06.03                                                 GW N-6 - Funds (LNY)

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y

HOME OFFICE LOCATION:                  ADMINISTRATIVE OFFICE:
100 MADISON STREET                     CLIENT SERVICE CENTER MVL1
SUITE 1860                             350 CHURCH STREET
SYRACUSE, NY 13202                     HARTFORD, CT 06103-1106
(888) 223-1860                         (800) 444-2363

 A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY ON THE LIVES OF TWO INSUREDS

     This prospectus describes American Legacy SVUL-III, a flexible premium variable life insurance contract (the "policy"), offered by Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

     The policy described in this prospectus is available only in New York.

     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account Y ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in one of the funds listed below. Comprehensive information on the funds offered may be found in the funds prospectus which is furnished with this prospectus.


          AMERICAN FUNDS INSURANCE SERIES

          Asset Allocation Fund (Class 2)

          Blue Chip Income and Growth Fund (Class 2)

          Bond Fund (Class 2)

          Cash Management Fund (Class 2)

          Global Discovery Fund (Class 2)

          Global Growth Fund (Class 2)

          Global Small Capitalization Fund (Class 2)

          Growth Fund (Class 2)

          Growth-Income Fund (Class 2)

          High-Income Bond Fund (Class 2)

          International Fund (Class 2)

          New World Fund (Class 2)

          U.S. Government/AAA-Rated Securities Fund (Class 2)


     Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT FUNDS' PROSPECTUSES WITH IT. KEEP ALL PROSPECTUSES FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.


                          PROSPECTUS DATED: MAY 1, 2004

                                TABLE OF CONTENTS


CONTENTS                                                                    PAGE
--------                                                                    ----
POLICY SUMMARY                                                                 3
   Benefits of Your Policy                                                     3
   Risks of Your Policy                                                        3
   Charges and Fees                                                            4
LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT                     7
   Principal Underwriter                                                       7
   Fund Participation Agreement                                                7
   Distribution of the Policies and Compensation                               8
   Funds                                                                       8
   Fund Withdrawal and Substitution                                            9
   Voting Rights                                                               9
POLICY CHARGES AND FEES                                                       10
   Premium Load; Net Premium Payment                                          10
   Surrender Charges                                                          10
   Partial Surrender Fee                                                      12
   Fund Transfer Fee                                                          12
   Mortality and Expense Risk Charge                                          12
   Cost of Insurance Charge                                                   12
   Administrative Fee                                                         12
   Policy Loan Interest                                                       13
   Rider Charges                                                              13
YOUR INSURANCE POLICY                                                         13
   Application                                                                14
   Owner                                                                      14
   Right-to-Examine Period                                                    15
   Initial Specified Amount                                                   15
   Transfers                                                                  15
   Limits on Frequent Transfers                                               15
   Optional Sub-Account Allocation Programs                                   16
   Riders                                                                     17
   Continuation of Coverage                                                   18
   Termination of Coverage                                                    18
   State Regulation                                                           18
PREMIUMS                                                                      18
   Allocation of Net Premium Payments                                         18
   Planned Premiums; Additional Premiums                                      19
   Policy Values                                                              19
DEATH BENEFITS                                                                20
   Death Benefit Options                                                      20
   Changes to Initial Specified Amount and Death Benefit Options              21
   Death Benefit Proceeds                                                     22
POLICY SURRENDERS                                                             23
   Partial Surrender                                                          23
POLICY LOANS                                                                  24
LAPSE AND REINSTATEMENT                                                       24
   No Lapse Provision                                                         25
   Reinstatement of a Lapsed Policy                                           27
TAX ISSUES                                                                    27
   Taxation of Life Insurance Contracts in General                            27
   Policies Which Are MECs                                                    28
   Policies Which Are Not MECs                                                29
   Last Survivor Contract                                                     30
   Other Considerations                                                       30
   Fair Value of Your Policy                                                  31
   Tax Status of Lincoln Life                                                 31
RESTRICTIONS ON FINANCIAL TRANSACTIONS                                        31
LEGAL PROCEEDINGS                                                             31
FINANCIAL STATEMENTS                                                          31
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION                           32

POLICY SUMMARY

               BENEFITS OF YOUR POLICY

               DEATH BENEFIT PROTECTION. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection on the lives of two insureds. Upon the death of the first insured, the policy pays no death benefit. The policy will pay the death benefit only when the second insured has died. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.

               TAX DEFERRED ACCUMULATION. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

               ACCESS TO YOUR POLICY VALUES. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

               FLEXIBILITY. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options, lapse protection coverage, and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment choices within your policy. With the wide variety of investment options available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. You should refer to each fund prospectus for comprehensive information on each fund. You may also use the Fixed Account to fund your policy.

               RISKS OF YOUR POLICY

               FLUCTUATING INVESTMENT PERFORMANCE. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's objective and risk is found in each fund's prospectus. You should review these prospectuses before making your investment decision.

               UNSUITABLE FOR SHORT-TERM INVESTMENT. This policy is intended for long-term financial planning, and is unsuitable for short term goals. Your policy is not designed to serve as a vehicle for frequent trading.

               POLICY LAPSE. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

               DECREASING DEATH BENEFIT. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit.


               ADVERSE CONSEQUENCES OF EARLY SURRENDER. There are surrender charges assessed if you surrender your policy within the first 14 policy years, and fees assessed for partial surrenders in all policy years. Full or partial surrenders may result in tax consequences.

               Depending on the amount of premium paid, or any reduction in specified amount, there may be little or no surrender value available. Partial surrenders may reduce the policy value and death benefit.

               ADVERSE TAX CONSEQUENCES. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.

               CHARGES AND FEES

               This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer invested amounts between Sub-Accounts.

                            TABLE I: TRANSACTION FEES


                                         WHEN CHARGE                              AMOUNT
         CHARGE                          IS DEDUCTED                             DEDUCTED
---------------------------------------------------------------------------------------------------------------------------
Maximum sales charge          When you pay a premium.                     8% of each premium payment.(1)
imposed on premiums
(load)

Surrender Charge*             Upon full surrender of your policy
                              (years 1-14). When you make certain
                              specified amount decreases (years 1-10).

  Minimum and                                                             The surrender charge ranges from a minimum of
  Maximum Charge                                                          $2.88 to a maximum of $37.52 per $1000 of
                                                                          specified amount.

  Charge for a                                                            For a male, age 55, nonsmoker, and a female,
  Representative Insured                                                  age 55, nonsmoker, in year one, the maximum
                                                                          surrender charge is $13.68 per $1000 of specified
                                                                          amount.

Partial Surrender Fee         When you take a partial surrender           The lesser of $25 or 2% of the amount
                              of your policy.                             surrendered.

Fund Transfer Fee             Applied to any transfer request in          $25
                              excess of 24 made during any
                              policy year.

Estate Tax Repeal Rider       One-time charge at issue                    $250
(optional)                    (if elected)



(1) 8% from each premium payment during the first policy year and 4% thereafter.

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

          TABLE II: PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES


                                    WHEN CHARGE                                  AMOUNT
       CHARGE                       IS DEDUCTED                                 DEDUCTED
---------------------------------------------------------------------------------------------------------------
Cost of Insurance*          Monthly

  Minimum and                                                 The monthly cost of insurance rates for standard
  Maximum Charge                                              issue individuals ranges from a guaranteed
                                                              minimum of $0.00 per $1,000 per month to a
                                                              guaranteed maximum of $83.33 per $1,000 per
                                                              month of net amount at risk.

                                                              Individuals with a higher mortality risk than
                                                              standard issue individuals can be charged from
                                                              125% to 800% of the standard rate.

  Charge for a                                                For a male, age 55, nonsmoker, and a female, age
  Representative Insured                                      55, nonsmoker, the guaranteed maximum monthly
                                                              cost of insurance rate is $0.02 per $1000 of net
                                                              amount at risk in the year of policy issue.

Mortality and Expense       Daily (at the end of each         Daily charge as a percentage of the value of the
Risk Charge ("M&E")         valuation day).                   Separate Account, guaranteed at an effective
                                                              annual rate of 0.80%.(2)

Administrative Fee*         Monthly                           A flat fee of $10 per month in all years.
  Minimum and                                                 For the first 120 months from issue date or
  Maximum Charge                                              increase in specified amount, there is an
                                                              additional charge. The monthly charge ranges
                                                              from a minimum of $0.03 per $1000 of initial
                                                              specified amount or increase in specified amount
                                                              to a maximum of $0.17 per $1000 of initial
                                                              specified amount or increase in specified amount.
  Charge for a
  Representative Insured                                      For a male, age 55, nonsmoker, and a
                                                              female, age 55, nonsmoker, the maximum
                                                              additional monthly charge is $0.11 per
                                                              $1000 of initial specified amount or
                                                              increase in specified amount.

Policy Loan Interest        Annually                          5% annually of the amount held in the Loan
                                                              Account(3)



(2) Guaranteed at an effective annual rate of 0.80% in policy years 1-19, and 0.40% in policy years 20 and beyond.

(3) Annual interest rate of 5% in years 1-10, and 4% in years 11 and later.

                                    WHEN CHARGE                                  AMOUNT
       CHARGE                       IS DEDUCTED                                 DEDUCTED
---------------------------------------------------------------------------------------------------------------
Rider Charges                                                 Individualized based on optional Rider(s)
                                                              selected.

Accounting Value Rider      N/A                               There is no charge for this rider.


*These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.


Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the finds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

                 TABLE III: TOTAL ANNUAL FUND OPERATING EXPENSES
                  (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)


          TOTAL ANNUAL OPERATING EXPENSE                MINIMUM                 MAXIMUM
------------------------------------------------------------------------------------------------------------
Total Management fees, distribution and/or service        0.59%                 1.17%(4)
(12b-1) fees, and other expenses.


(4) Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.02%. These waivers and reductions generally extend through April 30, 2005 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

               Lincoln Life & Annuity Company of New York (Lincoln Life) (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance corporation engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.


               Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.


               Lincoln Life & Annuity Flexible Premium Variable Life Account Y (Separate Account) is a separate account of the Company which was established on January 8, 2002. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the New York Insurance Department.

               Your policy may also be funded in whole or in part through the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.


               PRINCIPAL UNDERWRITER

               Lincoln Financial Advisors (LFA) is the principal underwriter for the policies, which are offered continuously. The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFA has received no compensation for the sale of policies offered through the Separate Account. LFA retains no underwriting commissions from the sale of the policies.

               FUND PARTICIPATION AGREEMENT

               In order to make the funds available, Lincoln Life has entered into an agreement with American Funds Insurance Series. In this agreement, Lincoln Life must perform certain administrative services for the fund or its distributor. For these administrative functions, Lincoln Life may be compensated by the fund at annual rates of between .20% and .25% of the assets attributable to the Policies. The compensation comes from 12b-1 fees.

               DISTRIBUTION OF THE POLICIES AND COMPENSATION

               The policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, Inc., both of whom are our affiliates. Registered representatives may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Registered representatives are also eligible for cash bonuses and "non cash compensation." The latter [as defined in NASD conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.

               Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share their commission or expense reimbursement allowance with the registered representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices. All compensation is paid from our resources, which include fees and charges imposed on your policy.

               We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.


               FUNDS

               The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the appropriate fund.

               A given fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

               Several of the funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

               There is no assurance that the investment objective of any of the funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each fund's prospectus carefully before making investment choices.

               Additional funds may be made available as underlying investments. The right to select among funds will be limited by the terms and conditions imposed by the Company.

               The funds and their investment adviser and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.


               AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company.

                    ASSET ALLOCATION FUND (CLASS 2): Current income.

                    BLUE CHIP INCOME AND GROWTH FUND (CLASS 2): Growth and income.

                    BOND FUND (CLASS 2): Current income.

                    CASH MANAGEMENT FUND (CLASS 2): Preservation of capital.

                    GLOBAL DISCOVERY FUND (CLASS 2): Long-term growth.

                    GLOBAL GROWTH FUND (CLASS 2): Long-term growth.

                    GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): Long-term growth.

                    GROWTH FUND (CLASS 2): Long-term growth.

                    GROWTH-INCOME FUND (CLASS 2): Growth and income.

                    HIGH-INCOME BOND FUND (CLASS 2): High current income.

                    INTERNATIONAL FUND (CLASS 2): Long-term growth.

                    NEW WORLD FUND (CLASS 2): Long-term growth.

                    U.S. GOVERNMENT/AAA-RATED SECURITIES FUND (CLASS 2): High current income.


               FUND WITHDRAWAL AND SUBSTITUTION

               Lincoln Life may withdraw funds and substitute shares of other funds if:

               1) the shares of any fund should no longer be available for investment by the Separate Account; or
               2) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

               We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

               VOTING RIGHTS

               The funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares of our Sub-Account invested in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

               We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.

POLICY CHARGES AND FEES

               Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

               In addition to policy charges, the investment adviser for each of the funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser, and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses). Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses is contained in each fund's prospectus.

               The monthly deductions, including the cost of insurance charges, may be deducted in two ways:

               1) Proportionately from the net accumulation value of each underlying investment option subject to the charge.
               2) From the net accumulation value of specific funds which you have designated.

               If you have selected designated funds, and in a given month there is not sufficient value in those funds to cover the monthly deduction, we will take the remaining monthly deduction pro rata from the rest of the funds in your policy that have value.

               If you have not selected designated funds, the monthly deductions will be taken pro rata from all of the funds in your policy that have value.

               The monthly deductions are made on the "monthly anniversary day," the date of issue and the same day of each month thereafter. If the day that would otherwise be a monthly anniversary day is non-existent for that month, or is not a valuation day, then the monthly anniversary day is the next valuation day. You may select or change designated funds at any time prior to a monthly anniversary day by contacting our Administrative Office.

               If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

               PREMIUM LOAD; NET PREMIUM PAYMENT

               We deduct a maximum charge of 8% of each premium payment during the first policy year and a maximum of 4% thereafter. This amount, referred to as "premium load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. The premium payment, net of the premium load, is called the "net premium payment."

               SURRENDER CHARGES

               A surrender charge may apply if the policy is totally surrendered or has a decrease in the specified amount of death benefit. The surrender charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of surrender charges is included in each policy.

               The surrender charge varies by age of the insureds, the number of years since the date of issue or the date of an increase in specified amount, and the specified amount. The surrender charge will never exceed $37.52 per $1,000 of specified amount. The duration of the surrender charge is 14 years for full surrenders and 10 years for decreases in specified amount. A personalized schedule of surrender charges is included in each policy. You may obtain more information about the surrender charges that would apply to your policy by requesting a personalized illustration from your insurance representative.

               Surrender charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The surrender charge will not exceed the policy value. All surrender charges decline to zero within 14 years following policy issue, or any increase in specified amount.

               Upon either a full surrender of the policy or a decrease in specified amount, the charge will be subject to the following conditions:

               A. For decreases in specified amount, excluding full surrender of the policy, no surrender charge will be applied where the decrease:

                  1) occurs after the tenth policy anniversary following issue of the initial specified amount; or
                  2) is directly caused by a death benefit option change; or
                  3) is caused by a partial surrender; or
                  4) when added to the sum of all prior decreases, does not
                     exceed 25% of the initial specified amount.

               B. For all other decreases, the charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

                  1) is the amount of this decrease plus any prior decreases;
                  2) is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;
                  3) is the initial specified amount; and
                  4) is the then applicable surrender charge from the schedule in the policy.

               We may limit requests for decreases in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

               If you increase the specified amount, a new surrender charge will be applicable to each increase. This charge is in addition to any surrender charge on the existing specified amount. Upon an increase in specified amount, we will send you supplemental policy specifications reflecting the maximum additional surrender charge.

               Upon full surrender of your policy following a policy decrease, the surrender charge will be calculated as the entire amount shown in the policy specifications, multiplied by one minus the percentage of the initial specified amount for which a surrender charge was previously assessed. The charge assessed upon a full surrender will not exceed the policy's value.

               If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to surrender charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

               Any surrender may have tax implications. Consult your financial adviser before initiating a surrender.

               PARTIAL SURRENDER FEE

               No surrender charge is imposed on a partial surrender, but an administrative fee of 2% of the amount withdrawn, not to exceed $25, is imposed. This fee is allocated pro rata among the Sub-Accounts and the Fixed Account from which the partial surrender proceeds are taken.

               FUND TRANSFER FEE

               For each transfer request in excess of 24 made during any policy year, we will charge you an administrative fee of $25. This fee is currently being waived, but we reserve the right to charge it.

               MORTALITY AND EXPENSE RISK CHARGE

               We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insureds may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The current charge is guaranteed at an effective annual rate of 0.80% in policy years 1-19 and 0.40% in policy years 20 and beyond.

               COST OF INSURANCE CHARGE

               A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

               The cost of insurance charge depends on the policy duration, the age, underwriting category and gender of the insureds, and the current net amount at risk. The net amount at risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each policy year as the insureds age. Cost of insurance rates are generally lower for healthy individuals.

               The cost of insurance is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4%), subtracting the value at the beginning of the policy month, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

               The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximim cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

               ADMINISTRATIVE FEE

               There is a flat monthly deduction of $10. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

               For the first 120 months from issue date or increase in specified amount, there is an additional charge which will never exceed $0.17 per $1,000 of initial specified amount or increase in specified amount. The charge is based on the younger insured's age and the specified amount. If an increase occurs, the younger insured's current insurance age will be the issue age for the new coverage.


               POLICY LOAN INTEREST

               If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5% in years 1-10, 4% in years 11+. We will credit 4% interest on the Loan Account value in all years.

               RIDER CHARGES.

               Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

YOUR INSURANCE POLICY

               Your policy is a life insurance contract that provides for a death benefit payable upon the death of the second insured. The policy and the application constitute the entire contract between you and Lincoln Life.

               We may add, change or eliminate any funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

               We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

               If we obtain appropriate approvals from policy owners and securities regulators, we may:

               - change the investment objective of the Separate Account.

               - operate the Separate Account as a management investment
                 company, unit investment trust, or any other form permitted under applicable securities laws

               - deregister the Separate Account

               - combine the Separate Account with another separate account

               We will notify you of any change that is made.


               The policy includes policy specifications pages, with supporting schedules. These pages and schedules provide important information about your policy such as: the identity of the insureds and owner; date of issue; the initial specified amount; the death benefit option selected; issue ages; named beneficiary; initial premium payment; surrender charges; expense charges and fees; guaranteed maximum cost of insurance rates; and No Lapse premium.


               When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

               The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

               Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insureds will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

               The date of issue is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and ages are determined.

               Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

               We allow telephone and other electronic transactions when you provide us authorization to do so. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

               Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

               APPLICATION

               If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insureds and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insureds. Based on our review of medical information about the proposed insureds, we may decline to provide insurance, or we may place the proposed insureds in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the underwriting category, ages, and gender of the insureds.

               A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when each insured is at least age 18 and at most age 85. Age will be determined by the nearest birthday of each insured.

               OWNER

               The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

               1) initial death benefit amount and death benefit option;
               2) optional No Lapse protection and riders;
               3) the amount and frequency of premium payments; and
               4) the amount of net premium payment to be placed in the selected
                  Sub-Accounts or the Fixed Account.

               You are entitled to exercise rights and privileges of your policy as long as at least one of the insureds is living. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date you sign them.

               RIGHT-TO-EXAMINE PERIOD

               You may return your policy to us for cancellation within 45 days of the date the application is signed or 10 days after you receive the policy (60 days for policies issued in replacement of other insurance). This is called the right-to-examine period. If the policy is returned for cancellation within the right-to-examine period, we will refund to you all premium payments. If a premium payment was made by check, there may be a delay until the check clears.

               Any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated in your application. If the policy is returned for cancellation within the right-to-examine period, we will return the full amount of any premium payments made.

               INITIAL SPECIFIED AMOUNT

               You will select the initial specified amount of death benefit on the application. This may not be less than $250,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.

               TRANSFERS

               You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

               During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the dollar cost averaging program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

               1) 25% of the Fixed Account value as of the immediately preceding policy anniversary, or
               2) the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

               Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

               Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing.

               Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 p.m. Eastern time on a business day will normally be effective that day.

               LIMITS ON FREQUENT TRANSFERS

               Your policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned portfolio turnover and adversely affect fund performance through asset swings that decrease the fund's ability to provide maximum investment return to all policy owners. Accordingly, organizations and individuals that use market-timing investment strategies and make frequent transfers should not purchase this policy.


               We periodically monitor the frequency and dollar amounts of trades to identify market-timing activity. If we believe we have identified market-timing activity, we will restrict transfers. We reserve the right to restrict, in our discretion and without prior notice, transfers initiated by an individual, market-timing organization or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions include, but are not limited to:

               1) requiring that all transfer requests be made only through regular U.S. mail; and
               2) not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and
               3) not accepting preauthorized transfer forms from market-timers or other entities acting on behalf of more than one policy owner at a time.

               We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine will disadvantage or potentially hurt the rights or interests of other policy owners or harm the funds. Transfer requests may be subject to additional terms and conditions imposed by the funds.

               We will notify you in writing if we have restricted or refused any of your transfer requests. We apply these limitations to all policy owners in a consistent manner.


               OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

               You may elect to participate in programs for dollar cost averaging or automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

               DOLLAR COST AVERAGING systematically transfers specified dollar amounts from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers from the Fixed Account can only be elected at the time your policy is issued. Transfers from the Money Market Sub-Account may be elected at any time while your policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.


               If the owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.


               You may elect dollar cost averaging on your application, or contact our Administrative Office for information.

               Dollar cost averaging terminates automatically:

               (1) if the value in the Money Market Sub-Account or the Fixed
                   Account is insufficient to complete the next transfer;
               (2) one week after our Administrative Office receives a request for termination in writing or by telephone, with adequate
                   authentication;

               (3) after 12 or 24 months (as elected on your application); or
               (4) if your policy is surrendered.

               AUTOMATIC REBALANCING periodically restores to a pre-determined level the percentage of policy value allocated to each Sub-Account. The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the owner. If automatic rebalancing is elected, all net premium payments allocated to the Sub-Accounts will be subject to automatic rebalancing.

               You may select automatic rebalancing on a quarterly, semi-annual or annual basis. Automatic rebalancing may be elected, terminated or the allocation may be changed at any time, by contacting our Administrative Office.

               RIDERS

               We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

               ACCOUNTING VALUE RIDER: If desired, you must select this rider when you initially apply for insurance. You must meet the underwriting and minimum premium requirements for this rider. If your policy is fully surrendered in the first five policy years, this rider provides enhanced cash surrender values by using a table of alternate surrender charges. The rider does not provide for enhanced cash surrender value for partial surrenders and loans. There is no charge for this rider.

               ESTATE TAX REPEAL RIDER: If desired, you must select this rider when you initially apply for insurance. In the event of federal estate tax repeal as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) being extended, this rider allows you to cancel your policy for an amount equal to the surrender value of the policy plus the applicable surrender charge. There is a one-time $250 charge at issue for this rider.

               For purposes of this rider, estate tax repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010. The start date for this rider (the date that begins the 12-month "window" for you to exercise the rider) is the later of January 1, 2010, or the date in 2010 upon which legislation is enacted that triggers estate tax repeal, but no later than December 31, 2010.

               This rider terminates on the earliest of:

               1) one year from the start date;
               2) December 31, 2010, provided no estate tax repeal, as defined above, has been enacted;
               3) the date you request termination of the rider;
               4) termination of your policy; or
               5) full surrender of your policy prior to the start date.

               If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

               CONTINUATION OF COVERAGE

               If at least one of the insureds is still living when the younger insured attains, or would have attained, age 100, and the policy has not been surrendered, the policy will remain in force until surrender or death of the second insured. There are certain changes that will take place:

               1) we will no longer accept premium payments;
               2) we will make no further deductions;
               3) policy values held in the Separate Account will be transferred to the Fixed Account; and
               4) we will no longer transfer amounts to the Sub-Accounts.

               TERMINATION OF COVERAGE

               All policy coverage terminates on the earliest of:

               1) surrender of the policy;
               2) death of the second insured; or
               3) failure to pay the necessary amount of premium to keep your policy in force.

               STATE REGULATION

               New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

               You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required, except to maintain the No Lapse provision or to keep the policy in force. Premiums may be paid any time before the younger insured attains, or would have attained, age 100.

               The initial premium must be paid for policy coverage to be effective. This payment must be equal to or exceed the amount necessary to provide for two monthly deductions.

               ALLOCATION OF NET PREMIUM PAYMENTS

               Your net premium payment is the portion of a premium payment remaining, after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account.

               You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on the application. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The amount of net premium payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is generally 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

               The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.

               PLANNED PREMIUMS; ADDITIONAL PREMIUMS

               Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

               In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

               Unless you specifically direct otherwise, any payment received (other than any premium payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no premium load on any payment which you specifically direct as repayment of an outstanding loan.

               You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

               We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the death benefit and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

               We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you.

               POLICY VALUES

               Policy value in a variable life insurance policy is also called the accumulation value.

               The accumulation value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the accumulation value reflects:

                  1) net premium payments made;

                  2) the amount of any partial surrenders;

                  3) any increases or decreases as a result of market
                     performance of the Sub-Accounts;

                  4) interest credited to the Fixed Account or the Loan Account;
                     and

                  5) all charges and fees deducted.

               The Separate Account value, if any, is the portion of the accumulation value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

               A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account for a valuation period is determined as follows:

               1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus
               2) the liabilities of the Sub-Account at the end of the valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and
               3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

               In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

               The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

               The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.010746% (equivalent to a compounded annual rate of 4%) or a higher rate determined by the Company.

               The Loan Account value, if any, reflects any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4%.

               The "net" accumulation value is the accumulation value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the surrender value.

               We will tell you at least annually the accumulation value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.

DEATH BENEFITS

               The death benefit proceeds is the amount payable to the beneficiary upon the death of the second insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment.

               DEATH BENEFIT OPTIONS

               Three different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

               1) the amount determined by the death benefit option in effect on the date of the death of the second insured, less any indebtedness; or
               2) a percentage of the accumulation value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. A schedule of these percentages is in your policy.

The following table provides more information about the death benefit options.

  OPTION            DEATH BENEFIT PROCEEDS EQUAL TO THE                          VARIABILITY
----------------------------------------------------------------------------------------------------------
     1         Specified amount (a minimum of $250,000)             None; level death benefit

     2         Sum of the specified amount plus the net             May increase or decrease over time,
               accumulation value as of the date of the second      depending on the amount of premium
               insured's death.                                     paid and the investment performance of
                                                                    the underlying Sub-Accounts or the
                                                                    Fixed Account.

     3         Sum of the specified amount plus the accumulated     Will generally increase, depending on
               premiums (all premiums paid minus the cumulative     the amount of premium paid.
               policy factor, if that factor is elected) up to
               the limit shown in the policy specifications. Any
               premium paid that will cause the death benefit
               proceeds to exceed this limit will be applied to
               the policy, but will not increase the death
               benefit. The cumulative policy factor, normally
               used in business situations, is calculated as:

               a) the applicable monthly rate then used by the
                  Internal Revenue Service (IRS); or
               b) an alternative monthly rate permitted by the
                  IRS; times
               c) the specified amount divided by 1000.

               If for any reason the owner does not elect a particular death benefit option, Option 1 will apply until changed by the owner.

               CHANGES TO THE INITIAL SPECIFIED AMOUNT AND DEATH BENEFIT OPTIONS

               Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $250,000.

               The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

               You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

OPTION CHANGE                             IMPACT
------------------------------------------------------------------------
   1 to 2      The specified amount will be reduced by the
               accumulation value as of the effective date of
               change.

   2 to 1 The specified amount will be increased by the accumulation value as of the effective date of change.

   1 to 3      The specified amount will not change.

   3 to 1 The specified amount will be increased by accumulated premiums (less the cumulative policy factor if that factor is elected) as of the effective date of change.

   2 to 3 The specified amount will be increased by the accumulation value as of the effective date of change.

   3 to 2      - If the accumulation value is greater than the
                 accumulated premium (less cumulative policy factor if
                 that factor elected), the specified amount will be
                 reduced by the accumulation value less accumulated
                 premium (plus cumulative policy factor if that factor
                 is elected) as of the effective date of change.

               - If the accumulation value is less than the
                 accumulated premium (less the cumulative policy factor if elected), the specified amount will be increased by the accumulated premium (less the cumulative policy factor if that factor is elected), less the accumulation value as of the effective date of change.

               Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the surrender charge applicable to your policy. Changes in specified amount do not affect the premium load as a percentage of premium.

               We may decline any request for change of the death benefit option or reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law.

               Any change is effective on the first monthly anniversary day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the changes will be effective on the first monthly anniversary day on which the accumulation value is equal to, or greater than, the monthly deduction amount.

               DEATH BENEFIT PROCEEDS

               Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of both insureds. This notification must include a certified copy of an official death certificate for each insured, a certified copy of a decree of a court of competent jurisdiction as to the finding of death for each insured, or any other proof satisfactory to us.

               After receipt at our Administrative Office of proof of death of both insureds, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

POLICY SURRENDERS

               You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

               The surrender value of your policy is the amount you can receive by surrendering the policy. The surrender value is the net accumulation value less any applicable surrender charge, less any accrued loan interest not yet charged.

               Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

               At any time, you may transfer all of the Separate Account value to the Fixed Account and then surrender the policy for reduced guaranteed nonparticipating paid-up insurance. No monthly administrative fees will apply to such paid-up insurance. The amount of paid-up insurance will be that which the surrender value will purchase as a net single premium at the insured's then attained age, using the guaranteed interest and mortality basis of the original policy. The paid-up insurance will not include any additional benefits provided by rider under the original policy.

               PARTIAL SURRENDER

               You may make a partial surrender, withdrawing a portion of your policy values. You may request a partial surrender in writing or electronically, if previously authorized. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

               Partial surrenders may reduce the accumulation value and the specified amount. The amount of the partial surrender and our administrative fee will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.

 DEATH BENEFIT
OPTION IN EFFECT                        IMPACT OF PARTIAL SURRENDER
--------------------------------------------------------------------------------------
       1             Will reduce the accumulation value and the specified amount.

       2             Will reduce the accumulation value, but not the specified amount.

       3             Will reduce the accumulated premiums, and the specified amount to the extent that the amount of the partial surrender exceeds the accumulated premiums.

               Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

               We may at our discretion decline any request for a partial surrender.

POLICY LOANS

               You may borrow against the surrender value of your policy. The loan may be for any amount up to 100% of the current surrender value. However, we reserve the right to limit the amount of your loan so that total policy indebtedness will not exceed 90% of an amount equal to the accumulation value less surrender charge. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and accumulation value.

               The amount of your loan will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid. Interest on policy loans accrues at an effective annual rate of 5% in policy years 1-10 and 4% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

               The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the Loan Account value. Lincoln Life credits interest to the loan account value at a rate of 4% in all years, so the net cost of your policy loan is 1% in years 1-10 and 0% thereafter.

               Your outstanding loan balance may be repaid at any time as long as at least one of the insureds is living. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise.

               If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current accumulation value less surrender charges, the policy will terminate subject to the conditions in the grace period provision, unless the No Lapse provision is in effect. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

               If at any time the net accumulation value is insufficient to pay the monthly deduction, unless the No Lapse provision is in effect, all policy coverage will terminate. This is referred to as policy lapse. The net accumulation value may be insufficient:

               1) because it has been exhausted by earlier deductions;

               2) as a result of poor investment performance;

               3) due to partial surrenders;

               4) due to indebtedness for policy loans; or

               5) because of a combination of any of these factors.

               If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the net accumulation value of your policy is sufficient to pay the monthly deduction amount on a monthly anniversary day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.


               If the amount in the notice is not paid to us within the grace period, then the policy will terminate. The grace period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the monthly anniversary day on which the monthly deduction could not be paid. If the insured dies during the grace period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.


               NO LAPSE PROVISION

               Your policy includes a No Lapse provision. This means that your policy will not lapse as long as you have paid the required No Lapse premium. The No Lapse premium is the cumulative premium required to maintain the No Lapse provision, preventing your policy from lapse, and is shown in the policy specifications.

               There is no difference in the calculation of policy values and death benefit between a policy that has the No Lapse provision, and a policy that does not. This is true whether or not the No Lapse provision is active and keeping the policy from lapsing.

               There is no charge for this feature. It is only available with death benefit options 1 and 2.

               There are three levels of No Lapse protection:

               1) a guarantee until the younger insured reaches, or would have reached, age 100 (must be selected at time of policy application);
               2) a guarantee for the first 20 policy years; and
               3) a guarantee for the first 10 policy years.

                                                                              PROVISION WILL TERMINATE
      LEVEL                 LAPSE PROTECTION                                    UPON THE EARLIEST OF
---------------------------------------------------------------------------------------------------------------
Age 100          If elected, a payment of the age 100 No              1) the age 100 premium requirement is
                 Lapse premium is due as of the date of                  not met,
                 issue and each monthly anniversary day to            2) there is a change in the death
                 guarantee the policy will not lapse before              benefit option, or
                 the younger insured reaches, or would have           3) the younger insured reaches, or
                 reached, age 100. All, or a portion of,                 would have reached, age 100.
                 the remaining monthly premiums can be paid
                 in advance at any time.                              A period of at least 61 days will be
                                                                      granted for the age 100 No Lapse
                 As long as the sum of all premium payments           premium if on any monthly anniversary
                 (less any indebtedness and partial                   day it is determined that the age 100
                 surrenders) is at least equal to the sum             No Lapse premium has not been met. At
                 of the age 100 no lapse premiums since the           least 31 days before the end of that
                 date of issue, the policy will not lapse             period, we will notify you of the
                 even if the net accumulation value is                amount of premium necessary to
                 insufficient to meet the monthly                     maintain the age 100 No Lapse
                 deductions.                                          provision.

                                                                      Once the age 100 No Lapse provision
                                                                      is terminated, it cannot be
                                                                      reinstated. However, you may still
                                                                      qualify for either the 20 year or 10
                                                                      year No Lapse provision.

                                                                              PROVISION WILL TERMINATE
      LEVEL                 LAPSE PROTECTION                                    UPON THE EARLIEST OF
---------------------------------------------------------------------------------------------------------------
First 20 policy  During the first 20 years the policy will            1) a change in the death benefit option,
years            not lapse, even if the net accumulation              2) the younger insured reaches, or would
                 value is insufficient to meet the monthly               have reached, age 100, or
                 deductions, as long as the sum of:                   3) the beginning of the 21st policy year.

                 - all premium payments (less any                     Failure to meet the No Lapse premium
                   partial surrenders) accumulated at 4%              requirement during the first 20 years does not
                   interest                                           terminate the No Lapse provision. Any premium
                                                                      shortfall can be made up while the policy is in
                 - minus any indebtedness                             force or during the policy's grace period.

                 is at least equal to the sum of the 20 year No       Continuing to pay the 20 year No Lapse premium
                 Lapse premiums due since date of issue (shown        beyond the termination of the 20 year No Lapse
                 in the policy specifications), accumulated at        provision does not guarantee that the policy
                 4% interest.                                         will not lapse. Payments must be sufficient to
                                                                      cover your monthly deductions.

                                                                      However, you may still qualify for the 10 year
                                                                      No Lapse provision.

First 10 policy  During the first 10 years the policy                 1) a change in the death benefit
years            will not lapse, even if the net                         option,
                 accumulation value is insufficient to                2) the younger insured reaches, or
                 meet the monthly deductions, as long                    would have reached, age 100, or
                 as the sum of:                                       3) the beginning of 11th policy
                                                                         year.
                 - all premium payments (less any
                   partial surrenders) accumulated at 4%              Failure to meet the No Lapse premium
                   interest                                           requirement during the first 10 years
                                                                      does not terminate the No Lapse
                 - minus any indebtedness                             provision. Any premium shortfall can
                                                                      be made up while the policy is in
                 is at least equal to the sum of the                  force or during the policy's grace
                 10 year No Lapse premiums due since                  period.
                 date of issue (shown in the policy
                 specifications), accumulated at 4%                   Continuing to pay the 10 year No
                 interest.                                            Lapse premium beyond the termination
                                                                      of the 10 year No Lapse provision
                                                                      does not guarantee that the policy
                                                                      will not lapse. Payments must be
                                                                      sufficient to cover your monthly
                                                                      deductions.

               If you fail to satisfy the requirements for the age 100, 20 year and 10 year No Lapse provisions, and you have paid insufficient premium to cover your monthly deductions, the policy, after notice, and expiration of the policy grace period, will lapse.

               Your levels of No Lapse premiums are shown on the policy specifications pages. To determine if you are meeting the cumulative premium payment required to retain the No Lapse protection, review your most recent quarterly statement or contact our Administrative Office.

               If the No Lapse provision terminates, the premiums you must pay to keep the policy in force may be significantly higher than the No Lapse premium would have been. If you pay only the minimum premium needed to keep the No Lapse provision in force, you may be foregoing the potential for increased accumulation value that higher premium payments could provide.

               REINSTATEMENT OF A LAPSED POLICY

               If the No Lapse provision is not in effect, and your policy has lapsed, you may reinstate your policy within five years of the policy lapse date, if both insureds are living, provided:

               1) it has not been surrendered;
               2) there is an application for reinstatement in writing;
               3) satisfactory evidence of insurability of both insureds is furnished to us and we agree to accept the risk for both insureds;

               4) we receive a payment sufficient to keep your policy in force for at least two months; and

               5) any accrued loan interest is paid.

               The reinstated policy will be effective as of the monthly anniversary day after the date on which we approve your application for reinstatement. Surrender charges will be reinstated as of the policy year in which your policy lapsed. Your accumulation value at reinstatement will be the net premium payment then made less all monthly deductions due.

TAX ISSUES

               The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

               TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

               TAX STATUS OF THE POLICY. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

               The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. We do not apply this test to the policy.

               INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

               RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

               NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

               TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

               TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.

               POLICIES WHICH ARE MECs

               CHARACTERIZATION OF A POLICY AS A MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in death benefit during the first seven policy years.

               TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

               PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

               SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

               POLICIES WHICH ARE NOT MECs

               TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

               CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

               TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

               LAST SURVIVOR CONTRACT

               Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under
               Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

               Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.

               OTHER CONSIDERATIONS

               INSURED LIVES PAST AGE 100. If the younger insured survives beyond the end of the mortality table used to measure charges the policy, which ends at age 100, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the younger insured attains age 100.

               COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a policy year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the federal tax definition of life insurance.

               DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

               FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

               CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

               FAIR VALUE OF YOUR POLICY


               It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the accumulation value or the net accumulation value. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.


               TAX STATUS OF LINCOLN LIFE

               Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

               In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator.

LEGAL PROCEEDINGS


               Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

               After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of Lincoln Life, the Separate Account or the Principal Underwriter.


FINANCIAL STATEMENTS

               Financial statements of the Company are located in the SAI.

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

                          TABLE OF CONTENTS OF THE SAI


GENERAL INFORMATION                                                          2
   Lincoln Life                                                              2
   Registration Statement                                                    2
   Changes of Investment Policy                                              2
   Principal Underwriter                                                     3
   Disaster Plan                                                             3
   Advertising                                                               3
SERVICES                                                                     3
   Administrative Services                                                   3
   Independent Auditors                                                      3
   Accounting Services                                                       3
   Checkbook Service for Disbursements                                       4
POLICY INFORMATION                                                           4
   Assignment                                                                4
   Change of Ownership                                                       4
   Beneficiary                                                               4
   Change of Plan                                                            5
   Settlement Options                                                        5
   Deferral of Payments                                                      6
   Incontestability                                                          6
   Misstatement of Age or Gender                                             6
   Suicide                                                                   6
FINANCIAL STATEMENTS                                                         6
   Company                                                                 S-1
PERFORMANCE DATA                                                           P-1


The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 942-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our Internet site, www.LFG.com

Lincoln Life & Annuity Flexible Premium Variable Life Account Y
1933 Act Registration No. 333-90526
1940 Act Registration No. 811-21029


                                END OF PROSPECTUS

                    STATEMENT OF ADDITIONAL INFORMATION (SAI)


                                DATED MAY 1, 2004
                  RELATING TO PROSPECTUS DATED MAY 1, 2004 FOR


                        AMERICAN LEGACY SVUL-III PRODUCT

   LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y, REGISTRANT

              LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK, DEPOSITOR

The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:
         Client Service Center, MVL-1
         350 Church Street
         Hartford, CT 06103-1106;
or by telephoning 1-800-444-2363, and requesting a copy of the American Legacy NY SVUL-III product prospectus.

                          TABLE OF CONTENTS OF THE SAI


CONTENT                                                                   PAGE
-------                                                                   ----
GENERAL INFORMATION                                                          2
   Lincoln Life                                                              2
   Registration Statement                                                    2
   Changes of Investment Policy                                              2
   Principal Underwriter                                                     3
   Disaster Plan                                                             3
   Advertising                                                               3
SERVICES                                                                     3
   Administrative Services                                                   3
   Independent Auditors                                                      3
   Accounting Services                                                       3
   Checkbook Service for Disbursements                                       4
POLICY INFORMATION                                                           4
   Assignment                                                                4
   Change of Ownership                                                       4
   Beneficiary                                                               4
   Change of Plan                                                            5
   Settlement Options                                                        5
   Deferral of Payments                                                      6
   Incontestability                                                          6
   Misstatement of Age or Gender                                             6
   Suicide                                                                   6
FINANCIAL STATEMENTS                                                         6
   Company                                                                 S-1
PERFORMANCE DATA                                                           P-1

GENERAL INFORMATION

               LINCOLN LIFE

               Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our") (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance corporation engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.


               Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.


               Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

               A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

               REGISTRATION STATEMENT

               A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.

               CHANGES OF INVESTMENT POLICY

               Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the Insurance Department. The Insurance Department would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.

               In the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account, without a transfer charge, even if the 24 free transfers have already been used. You must exercise this option to transfer within 60 days after the effective date of such a change in the investment strategy of the Sub-Account.

               PRINCIPAL UNDERWRITER


               Lincoln Financial Advisors Corporation ("LFA"), 1300 S. Clinton Street, Fort Wayne, IN 46802, an affiliate of Lincoln Life, is the principal underwriter for the policies, which are offered continuously. LFA is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has overall responsibility for establishing a selling plan for the policies.


               DISASTER PLAN

               We have assigned full-time staff devoted to the development of business continuity plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We also conduct tests of our capabilities and plans in the event of a disaster.

               ADVERTISING


               Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


SERVICES


               ADMINISTRATIVE SERVICES

               Lincoln Life & Annuity Company of New York is an affiliate of The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802, which provides administrative services for the policies. The Lincoln National Life Insurance Company receives no direct compensation for these services.


               INDEPENDENT AUDITORS

               The financial statements of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their report, also appearing elsewhere in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their report given on their authority as experts in accounting and auditing.


               ACCOUNTING SERVICES

               We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.

               CHECKBOOK SERVICE FOR DISBURSEMENTS

               We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary's name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

               We also offer this same checkbook service for surrenders of your policy of $500,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately -- even a check for the entire amount.

POLICY INFORMATION

               ASSIGNMENT

               While either insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and recorded at our Administrative Office. We will not be responsible for any assignment that is not submitted for recording, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after we have recorded any assignment.

               Once recorded, the assignment remains effective until released by the assignee in writing. As long as an effective assignment remains outstanding, the owner will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.

               CHANGE OF OWNERSHIP

               As long as either insured is living, you may name a new owner by recording a change in ownership in writing at our Administrative Office. The change will be effective the date of execution of the document of transfer and subject to receipt by the Company. We may require that the policy be submitted to us for endorsement before making a change.

               BENEFICIARY

               The beneficiary is initially designated on the application and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

               You may change the beneficiary at any time while either insured is living, except when we have recorded an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the owner has not reserved the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will be effective as of the date of signature and subject to receipt by the Company.

               If any beneficiary dies before the death of the second insured, that beneficiary's potential interest shall pass to any surviving beneficiaries, unless otherwise specified to the Company. If no named beneficiary survives at the time of the death of the second insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.

               CHANGE OF PLAN

               Within 18 months of the date we issue your policy, you may exchange your policy without any evidence of insurability, for any one of the permanent life insurance policies then being issued by the Company which belong to the same class as this policy. Your request for exchange must be in writing. Unless agreed otherwise, the new policy will have the same initial amount of insurance, date of issue and age of the insured as the original policy.

               You may exchange your policy without any evidence of insurability, for any one of the permanent life insurance policies then being issued by the Company which belong to the same class as this policy. Your request for exchange must be in writing. Unless agreed otherwise, the new policy will have the same initial amount of insurance, date of issue and ages of both insureds as the original policy.

               You may exchange the policy for separate single life policies on each of the insureds under any of the following circumstances:
               (1) a change in the Internal Revenue Code (IRC) that would result in a less favorable tax treatment of the insurance provided under this policy,
               (2) the insureds are legally divorced while this policy is in force, or
               (3) the insureds' business is legally dissolved while the policy is in force.

               An exchange for separate policies is subject to all of the following conditions:

               (1) both insureds are alive and the policy is in force at the time of the change in circumstances noted above,
               (2) both insureds furnish evidence of insurability satisfactory to the Company, unless (a) the exchange is applied for within 12 months of the enactment of the change in the IRC, or (b) the exchange is applied for within 24 months of the date of legal divorce with the exchange to become effective after 24 months following the date of legal divorce,
               (3) the amount of insurance of each new policy is not larger than one half of the amount of insurance then in force under this policy, and
               (4) any other requirements as determined by the Company are met.

               The new policy will not take effect until the date all such requirements are met. The premium for each new policy is determined according to the Company's rates in effect at that time for that policy based on each insured's current age and underwriting class, if that underwriting class is available on a single-life basis. If either insured's underwriting class is not available on a single-life basis, the new policy for that insured cannot be issued unless satisfactory evidence of insurability is provided for an underwriting class that is available.

               SETTLEMENT OPTIONS

               You may elect or change a settlement option while at least one insured is alive. If you have not irrevocably selected a settlement option, the beneficiary may elect to change the settlement option within 90 days after the second insured dies. If no settlement option is selected, the death benefit proceeds will be paid in a lump sum.

               If you assign your policy as collateral security, we will pay any amount due the assignee in one lump sum. We will pay any remaining death benefit proceeds as elected.

               Your written request to elect, change, or revoke a settlement option must be received in our Administrative Office before payment of the lump sum or any settlement option is initiated. The first payment of the settlement option selected will become payable on the date proceeds are settled. Payments after the first payment will be made on the first day of each month. Once payments have begun, the policy cannot be surrendered and neither the payee nor the settlement option may be changed.

               You have at least four settlement options:
               1) an annuity for the lifetime of the payee;
               2) an annuity for the lifetime of the payee, with monthly
                  payments guaranteed for 60, 120, 180, or 240 months;
               3) monthly payments for a stated number of years, at least five but no more than thirty.
               4) payment of a maximum of 3% interest annually on the sum left on deposit.

               We may offer you or your beneficiary additional settlement options in the future.

               DEFERRAL OF PAYMENTS

               Amounts payable as a result of loans, surrenders or partial surrenders will generally be made within seven days of our receipt of such a request. In the event of a deferral of a surrender, loan or payment of the death benefit proceeds beyond ten days from receipt of the request, interest will accrue and be paid as required by law. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment.

               INCONTESTABILITY

               The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase.

               MISSTATEMENT OF AGE OR GENDER

               If the age or gender of either of the insureds has been misstated, benefits will be adjusted based on the following values:
               1) the net amount at risk at the time of the second insured's death;
               2) the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and gender in the policy month of death; and
               3) the accumulation value at the time of the second insured's death.

               The amount of death benefit proceeds will be 1. multiplied by 2. and then the result added to 3.

               SUICIDE

               If the second insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the second insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount

FINANCIAL STATEMENTS


                    The December 31, 2006 financial statements of the Separate Account and financial statements of the Company follow.

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

                                                                                                      MORTALITY &
                                                                                                        EXPENSE
                                                                              CONTRACT                 GUARANTEE
                                                                              PURCHASES                 CHARGES
                                                                              DUE FROM                PAYABLE TO
                                                                            LINCOLN LIFE             LINCOLN LIFE
                                                                              & ANNUITY               & ANNUITY
                                                                             COMPANY OF     TOTAL    COMPANY OF
SUBACCOUNT                                                    INVESTMENTS     NEW YORK      ASSETS     NEW YORK     NET ASSETS
------------------------------------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                         $60,786          $--       $60,786       $ 4          $60,782
American Funds Blue Chip Income & Growth Class 2                 36,000           49        36,049         2           36,047
American Funds Bond Class 2                                       8,143           37         8,180         1            8,179
American Funds Global Discovery Class 2                             106           --           106        --              106
American Funds Global Growth Class 2                             12,034           24        12,058         1           12,057
American Funds Global Small Capitalization Class 2                4,535           24         4,559        --            4,559
American Funds Growth Class 2                                    45,110           37        45,147         2           45,145
American Funds Growth-Income Class 2                             82,039           49        82,088         5           82,083
American Funds High-Income Bond Class 2                          12,786           --        12,786         1           12,785
American Funds International Class 2                             41,492           --        41,492         2           41,490
American Funds New World Class 2                                  1,695           --         1,695        --            1,695
American Funds U.S. Government/AAA-Rated Securities Class 2         289           24           313        --              313

See accompanying notes.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

                                                              DIVIDENDS   MORTALITY       NET
                                                                FROM     AND EXPENSE  INVESTMENT
                                                             INVESTMENT   GUARANTEE     INCOME
SUBACCOUNT                                                     INCOME      CHARGES      (LOSS)
------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                        $1,098       $(121)       $977
American Funds Blue Chip Income & Growth Class 2                   23         (39)        (16)
American Funds Bond Class 2                                       282         (54)        228
American Funds Cash Management Class 2                              8          --           8
American Funds Global Discovery Class 2                             1          (1)         --
American Funds Global Growth Class 2                               59         (45)         14
American Funds Global Small Capitalization Class 2                 17         (29)        (12)
American Funds Growth Class 2                                     304        (102)        202
American Funds Growth-Income Class 2                            1,059        (249)        810
American Funds High-Income Bond Class 2                           573         (71)        502
American Funds International Class 2                              565         (81)        484
American Funds New World Class 2                                   21          (9)         12
American Funds U.S. Government/AAA-Rated Securities Class 2         6          (1)          5

See accompanying notes.

                                                                    DIVIDENDS    TOTAL NET
                                                     NET REALIZED    FROM NET     REALIZED     NET CHANGE      NET INCREASE
                                                      GAIN (LOSS)    REALIZED      GAIN       IN UNREALIZED   IN NET ASSETS
                                                          ON         GAIN ON     (LOSS) ON    APPRECIATION      RESULTING
SUBACCOUNT                                            INVESTMENTS  INVESTMENTS  INVESTMENTS  ON INVESTMENTS  FROM OPERATIONS
----------------------------------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                  $ 22          $ 94         $116         $1,373          $ 2,466
American Funds Blue Chip Income & Growth Class 2           11           105          116            467              567
American Funds Bond Class 2                                (1)           --           (1)           209              436
American Funds Cash Management Class 2                     (8)           --           (8)            --               --
American Funds Global Discovery Class 2                     4             4            8             10               18
American Funds Global Growth Class 2                       31            --           31          1,417            1,462
American Funds Global Small Capitalization Class 2         79           187          266            393              647
American Funds Growth Class 2                             124            64          188            717            1,107
American Funds Growth-Income Class 2                      102           579          681          3,260            4,751
American Funds High-Income Bond Class 2                     2            --            2            437              941
American Funds International Class 2                      153            65          218          1,700            2,402
American Funds New World Class 2                            1            10           11            200              223
American Funds U.S. Government/AAA-Rated Securities
Class 2                                                    --            --           --              3                8

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                                           AMERICAN
                                                              AMERICAN    FUNDS BLUE               AMERICAN
                                                            FUNDS ASSET  CHIP INCOME   AMERICAN   FUNDS CASH
                                                             ALLOCATION    & GROWTH   FUNDS BOND  MANAGEMENT
                                                              CLASS 2      CLASS 2      CLASS 2     CLASS 2
                                                             SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $   237      $    --      $ 2,861    $     --
Changes From Operations:
   - Net investment income (loss)                                  62           (2)          99          94
   - Net realized gain (loss) on investments                        2            3           (2)        (56)
   - Net change in unrealized appreciation or depreciation
     on investments                                               133           32          (62)         --
                                                              -------      -------      -------    --------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS              197           33           35          38
Changes From Unit Transactions:
   - Contract purchases                                         2,309          778        2,541      17,255
   - Contract withdrawals                                        (363)        (199)        (776)     (1,113)
   - Contract transfers                                         2,327          230          966     (16,180)
                                                              -------      -------      -------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 4,273          809        2,731         (38)
                                                              -------      -------      -------    --------
TOTAL INCREASE IN NET ASSETS                                    4,470          842        2,766          --
                                                              -------      -------      -------    --------
NET ASSETS AT DECEMBER 31, 2005                                 4,707          842        5,627          --
Changes From Operations:
   - Net investment income (loss)                                 977          (16)         228           8
   - Net realized gain (loss) on investments                      116          116           (1)         (8)
   - Net change in unrealized appreciation on investments       1,373          467          209          --
                                                              -------      -------      -------    --------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS            2,466          567          436          --
Changes From Unit Transactions:
   - Contract purchases                                        57,792       37,152        3,095         501
   - Contract withdrawals                                      (4,210)      (2,627)      (1,063)        (46)
   - Contract transfers                                            27          113           84        (455)
                                                              -------      -------      -------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                53,609       34,638        2,116          --
                                                              -------      -------      -------    --------
TOTAL INCREASE IN NET ASSETS                                   56,075       35,205        2,552          --
                                                              -------      -------      -------    --------
NET ASSETS AT DECEMBER 31, 2006                               $60,782      $36,047      $ 8,179    $     --
                                                              =======      =======      =======    ========

See accompanying notes.

                                                                                           AMERICAN
                                                              AMERICAN      AMERICAN     FUNDS GLOBAL    AMERICAN      AMERICAN
                                                            FUNDS GLOBAL  FUNDS GLOBAL       SMALL         FUNDS        FUNDS
                                                              DISCOVERY      GROWTH     CAPITALIZATION    GROWTH    GROWTH-INCOME
                                                               CLASS 2       CLASS 2        CLASS 2       CLASS 2      CLASS 2
                                                             SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                   $ --         $     8        $   --        $ 3,064      $ 7,189
Changes From Operations:
   - Net investment income (loss)                                  1              (4)           (8)             2          113
   - Net realized gain (loss) on investments                       3               2            16             55           75
   - Net change in unrealized appreciation or depreciation
     on investments                                                3             178           274            758          550
                                                                ----         -------        ------        -------      -------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS               7             176           282            815          738
Changes From Unit Transactions:
   - Contract purchases                                          162           3,320           578          2,613        7,605
   - Contract withdrawals                                        (27)           (390)         (197)          (827)      (1,748)
   - Contract transfers                                           --             317         1,454          1,603        4,172
                                                                ----         -------        ------        -------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                  135           3,247         1,835          3,389       10,029
                                                                ----         -------        ------        -------      -------
TOTAL INCREASE IN NET ASSETS                                     142           3,423         2,117          4,204       10,767
                                                                ----         -------        ------        -------      -------
NET ASSETS AT DECEMBER 31, 2005                                  142           3,431         2,117          7,268       17,956
Changes From Operations:
   - Net investment income (loss)                                 --              14           (12)           202          810
   - Net realized gain (loss) on investments                       8              31           266            188          681
   - Net change in unrealized appreciation on investments         10           1,417           393            717        3,260
                                                                ----         -------        ------        -------      -------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS              18           1,462           647          1,107        4,751
Changes From Unit Transactions:
   - Contract purchases                                           --           8,068         2,657         40,364       65,636
   - Contract withdrawals                                        (53)           (962)         (727)        (3,775)      (6,367)
   - Contract transfers                                           (1)             58          (135)           181          107
                                                                ----         -------        ------        -------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                  (54)          7,164         1,795         36,770       59,376
                                                                ----         -------        ------        -------      -------
TOTAL INCREASE IN NET ASSETS                                     (36)          8,626         2,442         37,877       64,127
                                                                ----         -------        ------        -------      -------
NET ASSETS AT DECEMBER 31, 2006                                 $106         $12,057        $4,559        $45,145      $82,083
                                                                ====         =======        ======        =======      =======

                                                                                                      AMERICAN FUNDS
                                                              AMERICAN      AMERICAN      AMERICAN   U.S. GOVERNMENT/
                                                                FUNDS         FUNDS       FUNDS NEW      AAA-RATED
                                                             HIGH-INCOME  INTERNATIONAL     WORLD       SECURITIES
                                                            BOND CLASS 2     CLASS 2       CLASS 2        CLASS 2
                                                             SUBACCOUNT     SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                  $ 2,307       $ 1,550       $   --          $ --
Changes From Operations:
   - Net investment income (loss)                                  129            43           --            --
   - Net realized gain (loss) on investments                        --            47           --            --
   - Net change in unrealized appreciation or depreciation
     on investments                                                (52)          822           --            --
                                                               -------       -------       ------          ----
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                77           912           --            --
Changes From Unit Transactions:
   - Contract purchases                                          2,652           972           --            52
   - Contract withdrawals                                         (416)         (390)          --           (11)
   - Contract transfers                                          2,407         2,685           --            21
                                                               -------       -------       ------          ----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                  4,643         3,267           --            62
                                                               -------       -------       ------          ----
TOTAL INCREASE IN NET ASSETS                                     4,720         4,179           --            62
                                                               -------       -------       ------          ----
NET ASSETS AT DECEMBER 31, 2005                                  7,027         5,729           --            62
Changes From Operations:
   - Net investment income (loss)                                  502           484           12             5
   - Net realized gain (loss) on investments                         2           218           11            --
   - Net change in unrealized appreciation on investments          437         1,700          200             3
                                                               -------       -------       ------          ----
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS               941         2,402          223             8
Changes From Unit Transactions:
   - Contract purchases                                          5,472        36,307        1,937           309
   - Contract withdrawals                                         (775)       (2,848)        (465)          (66)
   - Contract transfers                                            120          (100)          --            --
                                                               -------       -------       ------          ----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                  4,817        33,359        1,472           243
                                                               -------       -------       ------          ----
TOTAL INCREASE IN NET ASSETS                                     5,758        35,761        1,695           251
                                                               -------       -------       ------          ----
NET ASSETS AT DECEMBER 31, 2006                                $12,785       $41,490       $1,695          $313
                                                               =======       =======       ======          ====

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln Life & Annuity Flexible Premium Variable Life Account Y (the Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (the Company) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on March 4, 2004, are part of the operations of the Company. The Variable Account consists of six products which are listed below:

Legacy VUL-DB II
Legacy VUL-DB IV
Legacy VUL-CV III
Legacy VUL-CV IV
Legacy SVUL III
Legacy SVUL IV

The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of the Company.

On or about April 1, 2007, Lincoln Life & Annuity Company of New York will merge into Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company will be renamed Lincoln Life & Annuity Company of New York. Pursuant to the merger, the segregated investment account, Lincoln Life & Annuity Flexible Premium Variable Life Account Y, will be transferred to Jefferson Pilot LifeAmerica Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The Variable Account invests in the American Funds Insurance Series (American Funds) which consists of the following available mutual funds (Funds):

American Funds Asset Allocation (Class 2)
American Funds Blue Chip Income & Growth (Class 2)
American Funds Bond (Class 2)
American Funds Cash Management (Class 2)*
American Funds Global Discovery (Class 2)
American Funds Global Growth (Class 2)
American Funds Global Growth and Income (Class 2)*
American Funds Global Small Capitalization (Class 2)
American Funds Growth (Class 2)
American Funds Growth-Income (Class 2)
American Funds High-Income Bond (Class 2)
American Funds International (Class 2)
American Funds New World (Class 2)
American Funds U.S. Government/AAA-Rated Securities (Class 2)

*    Available fund with no money invested at December 31, 2006.

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the variable subaccounts on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

NEW INVESTMENT FUND: In 2006, the American Funds Global Growth and Income Class 2 Fund became available as an investment option to Variable Account contract owners.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations. The rates are as follows for the six policy types within the Variable Account:

- Legacy VUL-DB II - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- Legacy VUL-DB IV - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- Legacy VUL-CV III - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- Legacy VUL-CV IV - annual rate of .60% for policy years one through ten and .20% thereafter.

- Legacy SVUL III - annual rate of .80% for policy years one through nineteen and .40% thereafter.

- Legacy SVUL IV - annual rate of .60% for policy years one through nineteen and .20% thereafter.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES (CONTINUED)

Prior to the allocation of premiums to the Variable Account, the Company deducts a premium load to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by the Company. Refer to the product prospectus for the premium load charge. The premium loads for the years ended December 31, 2006 and 2005 amounted to $12,964 and $2,042, respectively.

The Company charges a monthly administrative fee which varies by product, refer to the product prospectus for the administrative fee rate. The administrative fees are for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the years ended December 31, 2006 and 2005 amounted to $3,741 and $1,554, respectively.

The Company assumes responsibility for providing the insurance benefit included in the policy. The Company charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of the Company and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2006 and 2005 amounted to $7,275 and $2,857, respectively.

Under certain circumstances, the Company reserves the right to charge a transfer fee which varies by product, refer to the product prospectus for the transfer fee charge. For the years ended December 31, 2006 and 2005, no transfer fees were deducted from the variable subaccounts.

The Company, upon full surrender of a policy, may assess a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge assessed, if any, will depend on the face amount of the policy and the issue age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount withdrawn) is imposed, allocated pro-rata among the variable subaccounts (and, where applicable, the fixed account) from which the partial surrender proceeds are taken. There were no full surrender charges or partial surrender administrative charges for the years ended December 31, 2006 and 2005.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for each year or period in the three years ended December 31, 2006 follows.

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                         MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS       NET      TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS ASSET ALLOCATION CLASS 2
            2006                  0.60%    0.90%   $12.82    $16.19      4,702     $60,782    13.62%     13.99%      6.76%
            2005                  0.60%    0.90%    14.23     14.23        405       4,707     8.32%      8.32%      4.41%
            2004     4/23/04      0.75%    0.75%    13.14     13.14         18         237     6.32%      6.32%      3.29%
AMERICAN FUNDS BLUE CHIP INCOME & GROWTH CLASS 2
            2006                  0.60%    0.90%    13.23     13.31      2,709      36,047    16.37%     16.67%      0.39%
            2005     6/17/05      0.60%    0.90%    11.37     11.41         74         842     3.24%      4.56%      0.00%
AMERICAN FUNDS BOND CLASS 2
            2006                  0.60%    0.90%    10.76     13.35        675       8,179     6.04%      6.36%      4.04%
            2005                  0.60%    0.90%    12.57     12.57        479       5,627     0.83%      0.83%      3.12%
            2004     4/26/04      0.75%    0.75%    12.47     12.47        229       2,861     4.35%      4.35%      3.52%
AMERICAN FUNDS CASH MANAGEMENT CLASS 2
            2006                  0.00%    0.00%       --        --         --          --     0.00%      0.00%      1.79%
            2005                  0.00%    0.00%       --        --         --          --     0.00%      0.00%      1.59%
AMERICAN FUNDS GLOBAL DISCOVERY CLASS 2
            2006                  0.60%    0.60%    13.84     13.84          8         106    16.71%     16.71%      0.82%
            2005    11/11/05      0.60%    0.60%    11.85     11.85         12         142     5.11%      5.11%      0.69%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2006                  0.60%    0.90%    14.54     20.81        821      12,057    19.35%     19.75%      0.80%
            2005                  0.60%    0.90%    17.41     17.41        279       3,431    13.22%     13.22%      0.00%
            2004    11/12/04      0.75%    0.75%    15.38     15.38          1           8     3.57%      3.57%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                        MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS       NET     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2006                  0.60%    0.90%    17.00     17.10        268      4,559    23.02%     23.34%      0.50%
            2005     3/28/05      0.60%    0.90%    13.82     13.87        153      2,117    18.15%     20.39%      0.00%
AMERICAN FUNDS GROWTH CLASS 2
            2006                  0.60%    0.90%    13.62     18.75      3,191     45,145     9.19%      9.53%      2.19%
            2005                  0.60%    0.90%    17.15     17.15        484      7,268    15.35%     15.35%      0.82%
            2004      3/4/04      0.75%    0.75%    14.86     14.86        206      3,064     5.95%      5.95%      0.26%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2006                  0.60%    0.90%    12.79     17.71      6,134     82,083    14.16%     14.50%      3.17%
            2005                  0.60%    0.90%    15.49     15.49      1,359     17,956     5.04%      5.04%      1.77%
            2004      3/4/04      0.75%    0.75%    14.74     14.74        488      7,189     5.02%      5.02%      1.18%
AMERICAN FUNDS HIGH-INCOME BOND CLASS 2
            2006                  0.60%    0.90%    11.38     17.20      1,028     12,785     9.59%      9.92%      5.89%
            2005                  0.60%    0.90%    15.67     15.67        586      7,027     1.42%      1.42%      4.02%
            2004      3/4/04      0.75%    0.75%    15.45     15.45        149      2,307     7.46%      7.46%      4.95%
AMERICAN FUNDS INTERNATIONAL CLASS 2
            2006                  0.60%    0.90%    15.51     23.26      2,599     41,490    17.91%     18.27%      5.17%
            2005                  0.60%    0.90%    19.70     19.70        377      5,729    20.60%     20.60%      2.08%
            2004      3/4/04      0.75%    0.75%    16.33     16.33         95      1,550    13.12%     13.12%      2.22%
AMERICAN FUNDS NEW WORLD CLASS 2
            2006     4/10/06      0.60%    0.90%    17.29     17.42         98      1,695    12.94%     15.44%      1.48%
AMERICAN FUNDS U.S. GOVERNMENT/AAA-RATED SECURITIES CLASS 2
            2006                  0.60%    0.60%    10.48     10.48         30        313     3.13%      3.13%      3.34%
            2005     11/4/05      0.60%    0.60%    10.16     10.16          6         62     1.62%      1.62%      0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                              AGGREGATE    AGGREGATE
                                                               COST OF     PROCEEDS
SUBACCOUNT                                                    PURCHASES   FROM SALES
------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                        $55,260      $  576
American Funds Blue Chip Income & Growth Class 2                35,127         447
American Funds Bond Class 2                                      3,050         742
American Funds Cash Management Class 2                             455         447
American Funds Global Discovery Class 2                              5          55
American Funds Global Growth Class 2                             7,560         405
American Funds Global Small Capitalization Class 2               2,627         681
American Funds Growth Class 2                                   38,241       1,240
American Funds Growth-Income Class 2                            62,863       2,143
American Funds High-Income Bond Class 2                          5,728         408
American Funds International Class 2                            34,809         900
American Funds New World Class 2                                 1,822         328
American Funds U.S. Government/AAA-Rated Securities Class 2        242          18

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                                         NET      FAIR
                                                              SHARES    ASSET   VALUE OF   COST OF
SUBACCOUNT                                                     OWNED    VALUE    SHARES     SHARES
--------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                        3,334   $18.23    $60,786   $59,271
American Funds Blue Chip Income & Growth Class 2               3,033    11.87     36,000    35,501
American Funds Bond Class 2                                      706    11.53      8,143     7,962
American Funds Global Discovery Class 2                            8    13.00        106        93
American Funds Global Growth Class 2                             517    23.29     12,034    10,439
American Funds Global Small Capitalization Class 2               184    24.64      4,535     3,868
American Funds Growth Class 2                                    704    64.08     45,110    43,371
American Funds Growth-Income Class 2                           1,945    42.19     82,039    77,813
American Funds High-Income Bond Class 2                        1,000    12.79     12,786    12,322
American Funds International Class 2                           1,891    21.94     41,492    38,804
American Funds New World Class 2                                  79    21.40      1,695     1,495
American Funds U.S. Government/AAA-Rated Securities Class 2       24    11.79        289       286

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                               UNITS     UNITS    NET INCREASE
SUBACCOUNT                                                    ISSUED   REDEEMED    (DECREASE)
----------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                        4,402     (105)        4,297
American Funds Blue Chip Income & Growth Class 2               2,696      (61)        2,635
American Funds Bond Class 2                                      276      (80)          196
American Funds Cash Management Class 2                            46      (46)           --
American Funds Global Discovery Class 2                           --       (4)           (4)
American Funds Global Growth Class 2                             584      (42)          542
American Funds Global Small Capitalization Class 2               164      (49)          115
American Funds Growth Class 2                                  2,834     (127)        2,707
American Funds Growth-Income Class 2                           5,024     (249)        4,775
American Funds High-Income Bond Class 2                          485      (43)          442
American Funds International Class 2                           2,303      (81)        2,222
American Funds New World Class 2                                 122      (24)           98
American Funds U.S. Government/AAA-Rated Securities Class 2       29       (5)           24

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                               UNITS     UNITS       NET
SUBACCOUNT                                                    ISSUED   REDEEMED   INCREASE
------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                          407       (20)      387
American Funds Blue Chip Income & Growth Class 2                  88       (14)       74
American Funds Bond Class 2                                      306       (56)      250
American Funds Cash Management Class 2                         1,630    (1,630)       --
American Funds Global Discovery Class 2                           14        (2)       12
American Funds Global Growth Class 2                             297       (19)      278
American Funds Global Small Capitalization Class 2               172       (19)      153
American Funds Growth Class 2                                    332       (54)      278
American Funds Growth-Income Class 2                             977      (106)      871
American Funds High-Income Bond Class 2                          460       (23)      437
American Funds International Class 2                             319       (37)      282
American Funds U.S. Government/AAA-Rated Securities Class 2        7        (1)        6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Lincoln Life & Annuity Company of New York
     and Contract
Owners of Lincoln Life & Annuity Flexible Premium Variable Life Account Y

We have audited the accompanying statement of assets and liabilities of Lincoln Life & Annuity Flexible Premium Variable Life Account Y ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln Life & Annuity Flexible Premium Variable Life Account Y at December 31, 2006, the results of their operations for the year then ended, and changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS

                                                                2006    2005
                                                               ------   ------
                                                                (IN MILLIONS)
                                                               ---------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $2,019; 2005 -- $2,012)    $2,046   $2,062
      Equity (cost: 2006 -- $3; 2005 -- $2)                         3        3
   Mortgage loans on real estate                                  174      182
   Policy loans                                                   153      148
   Other investments                                                3        4
                                                               ------   ------
         Total Investments                                      2,379    2,399
Cash and invested cash                                             35       16
Deferred acquisition costs and value of business
   acquired                                                       278      255
Premiums and fees receivable                                        2       --
Accrued investment income                                          30       30
Amounts recoverable from reinsurers                               108       92
Goodwill                                                          110      110
Other assets                                                       38       37
Assets held in separate accounts                                1,728    1,200
                                                               ------   ------
         Total Assets                                          $4,708   $4,139
                                                               ======   ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
Insurance and investment contract liabilities:
   Insurance policy and claim reserves                         $  284   $  259
   Investment contract and policyholder funds                   1,993    1,981
                                                               ------   ------
         Total Insurance and Investment Contract Liabilities    2,277    2,240
Deferred gain on indemnity reinsurance                              2        3
Other liabilities                                                  82      104
Liabilities related to separate accounts                        1,728    1,200
                                                               ------   ------
         Total Liabilities                                      4,089    3,547
                                                               ------   ------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 8)
SHAREHOLDER'S EQUITY
Common stock -- $100 par value authorized, issued
   and outstanding shares -- 20,000 (owned by The
   Lincoln National Life Insurance Company)                         2        2
Retained earnings                                                 607      572
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale            10       18
                                                               ------   ------
         Total Accumulated Other Comprehensive Income              10       18
                                                               ------   ------
         Total Shareholder's Equity                               619      592
                                                               ------   ------
         Total Liabilities and Shareholder's Equity            $4,708   $4,139
                                                               ======   ======

See accompanying Notes to the Financial Statements

STATEMENTS OF INCOME

                                                          2006   2005   2004
                                                          ----   ----   ----
                                                             (IN MILLIONS)
                                                          ------------------
REVENUE:
Insurance premiums                                        $ 17   $  6   $ 11
Insurance fees                                              92     73     67
Net investment income                                      139    138    139
Realized loss on investments                                (3)    (3)    (5)
Other revenue and fees                                      --      1      1
                                                          ----   ----   ----
   Total Revenue                                           245    215    213
                                                          ----   ----   ----
BENEFITS AND EXPENSES:
Benefits                                                   124    114    116
Underwriting, acquisition, insurance and other expenses     72     58     52
                                                          ----   ----   ----
   Total Benefits and Expenses                             196    172    168
                                                          ----   ----   ----
Income before Federal Income Taxes                          49     43     45
Federal income taxes                                        14     14     15
                                                          ----   ----   ----
   Net Income                                             $ 35   $ 29   $ 30
                                                          ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF SHAREHOLDER'S EQUITY

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
COMMON STOCK:
Balance at beginning and end-of-year                         $  2   $  2   $  2
RETAINED EARNINGS:
Balance at beginning-of-year                                  572    543    513
Comprehensive income                                           27      9     28
Less other comprehensive loss (net of federal income tax):
   Net unrealized loss on securities available-for-sale,
      net of reclassification adjustment                       (8)   (20)    (2)
                                                             ----   ----   ----
Net income                                                     35     29     30
                                                             ----   ----   ----
      Balance at End-of-Year                                  607    572    543
                                                             ----   ----   ----
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at beginning-of-year                                   18     38     40
Change during the year                                         (8)   (20)    (2)
                                                             ----   ----   ----
      Balance at End-of-Year                                   10     18     38
                                                             ----   ----   ----
Total Shareholder's Equity at End-of-Year                    $619   $592   $583
                                                             ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF CASH FLOWS

                                                       2006   2005    2004
                                                      ---------------------
                                                          (IN MILLIONS)
                                                      ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $  35  $  29   $  30
Adjustments to reconcile net income to net cash
   provided by operating  activities:
   Deferred acquisition costs and value of
      business acquired                                 (17)   (20)    (12)
   Insurance policy and claim reserve                    25    (72)    (59)
   Investment contract and policyholder funds            (5)   100      75
   Amounts recoverable from reinsurers                  (16)    (5)    (14)
   Federal income taxes                                 (10)    --       4
   Realized loss on investments and derivative
      instruments                                         2      3       5
   Other                                                 17    (16)     (6)
                                                      -----  -----   -----
      Net Adjustments                                    (4)   (10)     (7)
                                                      -----  -----   -----
      Net Cash Provided by Operating Activities          31     19      23
                                                      -----  -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities-available-for-sale:
   Purchases                                           (207)  (286)   (308)
   Sales                                                 55     47      88
   Maturities                                           148    182     164
Purchase of other investments                           (14)   (41)    (54)
Sale or maturity of other investments                     9     36      33
Other                                                   (20)   (20)     30
                                                      -----  -----   -----
      Net Cash Used in Investing Activities             (29)   (82)    (47)
                                                      -----  -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES:
Universal life and investment contract deposits         257    240     246
Universal life and investment contract
   withdrawals                                         (181)  (194)   (165)
Investment contract transfers                           (59)   (16)    (44)
Common stock issued for benefit plans                    --     --      --
                                                      -----  -----   -----
      Net Cash Provided by Financing Activities          17     30      37
                                                      -----  -----   -----
      Net Increase (Decrease) in Cash and Invested
         Cash                                            19    (33)     13
Cash and Invested Cash at Beginning-of-Year              16     49      36
                                                      -----  -----   -----
      Cash and Invested Cash at End-of-Year           $  35  $  16   $  49
                                                      =====  ======= =====

See accompanying Notes to the Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lincoln Life & Annuity Company of New York (the "Company" which may also be referred to as "we" or "us") is a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly-owned subsidiary of Lincoln National Corporation ("LNC"). The Company is currently seeking approval to merge with and into Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), an affiliate, with the name of the surviving entity being Lincoln Life & Annuity Company of New York. JPLA is also currently seeking approval for redomestication from New Jersey to New York. It is anticipated that the redomestication and then the merger will occur effective April 2, 2007. The New Jersey Insurance Department has already approved the redomestication of JPLA from New Jersey to New York. The acceptance of the redomestication to New York and the merger (with the associated name change) are still currently pending approval from the New York Insurance Department. We received regulatory approval for the novation of a block of business from LNL to the Company effective March 1, 2007. This movement of business is a portion of Management's plan to eliminate LNL's accredited reinsurer status in the state of New York. Once completed, this transaction will move approximately $3 billion in assets to the Company.

The Company's principal business consists of underwriting annuities and life insurance contracts sold through multiple distribution channels. The Company conducts business only in New York. Operations are divided into two operating businesses: Individual Markets and Employer Markets. These Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of income information is for the year ended December 31 for each respective year.

USE OF ESTIMATES.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and interest income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We recognize all derivative instruments as either assets or liabilities in the Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

We have certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 10 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE AND TRADITIONAL LIFE INSURANCE PRODUCTS.

INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, AND DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts, are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There are currently no deferred acquisition costs ("DAC") being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale. Amortization expense of DAC and VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC and VOBA amortization within realized gains and losses reflecting the incremental impact of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility in net realized gains and losses.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. (See above for discussion of amortization methodologies.)

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") included in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4.00% to 7.00%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB"), and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

GOODWILL.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised approximately 3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006, and $6 million for the years ended December 31, 2005 and 2004.

REINSURANCE.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company expenses the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in shareholders' equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES.

The Company has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT. In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on our income before Federal income taxes or net income.

Prior to January 1, 2006, the Company had adopted the retroactive restatement method under SFAS No. 148, "Accounting for Stock-based Compensation -- Transition and Disclosure," and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

See Note 8 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS. In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS. In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or
(c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The adoption of this new guidance impacts our assumptions of lapsation used in the amortization of DAC and VOBA on some of our blocks of business. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $0 million to $1 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

EITF 03-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS. In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made.

In September 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider further guidance. However, the disclosure requirements and the definition of other-than-temporary impairment ("OTTI") included in EITF 03-1 were not delayed, and accordingly we adopted the definition of OTTI to evaluate all securities within the scope of EITF 03-1 and provided the required disclosures.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of EITF 03-1, references existing OTTI guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 will be applied prospectively and is effective for reporting periods beginning after December 15, 2005. We adopted FSP 115-1 on January 1, 2006, without any material impact to the financial statements.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 did not have a material impact on our financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1 -- In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as GMDB, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                 AMORTIZED COST   GAINS   LOSSES   FAIR VALUE
                                                 --------------   -----   ------   ----------
                                                                  (IN MILLIONS)
                                                 -----------------------------------------------
2006:
   Corporate bonds                                   $1,551       $ 40    $  (17)    $1,574
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              15          3        --         18
   Asset and mortgage-backed securities:
      Mortgage pass through securities                   38          1        (1)        38
      Collateralized mortgage obligations               164          1        (2)       163
      Commercial Mortgage Backed Securities             203          4        (2)       205
      Other asset-backed securities                      13         --        --         13
   State and municipal bonds                             21         --        --         21
   Redeemable preferred stocks                            3         --        --          3
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,019         49       (22)     2,046
Equity securities                                         3         --        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,022       $ 49    $  (22)    $2,049
                                                     ======       ====    ======     ======
2005:
   Corporate bonds                                   $1,546       $ 59    $  (16)    $1,589
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              16          2        --         18
   Asset and mortgage-backed securities:
      Mortgage pass-through securities                   40          1        --         41
      Collateralized mortgage obligations               156          1        (2)       155
      Commercial Mortgage Backed Securities             208          6        (2)       212
      Other asset-backed securities                       7         --        --          7
   State and municipal bonds                             23          1        --         24
   Redeemable preferred stocks                            5         --        --          5
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,012         70       (20)     2,062
Equity securities                                         2          1        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,014       $ 71    $  (20)    $2,065
                                                     ======       ====    ======     ======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                                              AMORTIZED    FAIR
                                                                 COST      VALUE
                                                              ---------   ------
                                                                 (IN MILLIONS)
                                                              ------------------
Due in one year or less                                         $   92    $   92
Due after one year through five years                              477       483
Due after five years through ten years                             507       506
Due after ten years                                                525       546
                                                                ------    ------
   Subtotal                                                      1,601     1,627
Asset and mortgage-backed securities                               418       419
                                                                ------    ------
   Total                                                        $2,019    $2,046
                                                                ======    ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset and mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                                               AMORTIZED    FAIR
                                                                  COST     VALUE
                                                               ---------   -----
                                                                 (IN MILLIONS)
                                                               -----------------
Below 5%                                                          $ 14      $ 14
5%-6%                                                              160       158
6%-7%                                                              141       141
Above 7%                                                           103       106
                                                                  ----      ----
   Total                                                          $418      $419
                                                                  ====      ====

The quality ratings of fixed maturity securities are as follows:

                  RATING AGENCY
    NAIC            EQUIVALENT          FAIR    % OF
DESIGNATION        DESIGNATION         VALUE   TOTAL
-----------   ---------------------   ------   ------
                                        (IN MILLIONS)
                                      ---------------
     1        AAA / AA / A            $1,338    65.4%
     2        BBB                        643    31.4%
     3        BB                          42     2.1%
     4        B                           16     0.8%
     5        CCC and lower                7     0.3%
     6        In or near default          --     0.0%
                                      ------   -----
                                      $2,046   100.0%
                                      ======   =====

The major categories of net investment income are as follows:

                                                              2006   2005   2004
                                                              ----   ----   ----
                                                                 (IN MILLIONS)
                                                              ------------------
Fixed maturity securities available-for-sale                  $119   $118   $120
Equity securities available-for-sale                            --     --     --
Mortgage loans on real estate                                   12     12     11
Policy loans                                                     9      9      9
Other investments                                                1      1      1
                                                              ----   ----   ----
   Investment revenue                                          141    140    141
Investment expense                                               2      2      2
                                                              ----   ----   ----
   Net investment income                                      $139   $138   $139
                                                              ====   ====   ====

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale
   Gross gain                                                 $ 2    $ 2    $ 3
   Gross loss                                                  (3)    (3)    (6)
Associated amortization of
   deferred acquisition costs and
   provision for policyholder commitments                      (2)    (3)    (2)
                                                              ---    ---    ---
Total Investments                                              (3)    (4)    (5)
Derivative instruments net of associated
   (amortization)/ restoration of deferred
   acquisition costs                                           --      1     --
                                                              ---    ---    ---
Total investments and derivative instruments                  $(3)   $(3)   $(5)
                                                              ===    ===    ===

Write-downs for other than temporary declines in fair value of fixed maturity securities and net changes in allowances for loss on mortgage loans, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                               (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale                  $2     $2     $4

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities                                    $(23)  $(56)   $(4)
Equity securities                                              (1)    --     --
                                                             ----   ----    ---
Total                                                        $(24)  $(56)   $(4)
                                                             ====   ====    ===

For securities available-for-sale held by the Company at December 31, 2006 and 2005, that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                             FAIR  % FAIR  AMORTIZED  % AMORTIZED  UNREALIZED  % UNREALIZED
                            VALUE   VALUE     COST        COST        LOSS         LOSS
                            -----  ------  ---------  -----------  ----------  ------------
                                                   (IN MILLIONS)
                            ---------------------------------------------------------------
2006
less than or equal
 to 90 days                  $222    23.4%    $224        23.1%       $ (2)          9.1%
greater than 90 days
 but less than or equal
 to 180 days                   13     1.4%      13         1.4%         --           0.0%
greater than 180 days but
 less than or equal to
 270 days                       5     0.5%       5         0.5%         --           0.0%
greater than 270 days but
 less than or equal to
 1 year                        91     9.6%      93         9.6%         (2)          9.1%
greater than 1 year           616    65.1%     634        65.4%        (18)         81.8%
                             ----   -----     ----       -----        ----         -----
   Total                     $947   100.0%    $969       100.0%       $(22)        100.0%
                             ====   =====     ====       =====        ====         =====
2005
less than or equal to
 90 days                     $167    21.2%    $168        20.8%       $ (1)          5.0%
greater than 90 days but
 less than or equal to
 180 days                     360    45.8%     367        45.5%         (7)         35.0%
greater than 180 days but
 less than or equal to
 270 days                      41     5.2%      42         5.2%         (1)          5.0%
greater than 270 days but
 less than or equal to
 1 year                        60     7.6%      62         7.7%         (2)         10.0%
greater than 1 year           159    20.2%     168        20.8%         (9)         45.0%
                             ----   -----     ----       -----        ----         -----
   Total                     $787   100.0%    $807       100.0%       $(20)        100.0%
                             ====   =====     ====       =====        ====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                                OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                      MONTHS                 MONTHS                   TOTAL
                                              ---------------------   ---------------------   ---------------------
                                                           GROSS                   GROSS                   GROSS
                                              CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                              --------   ----------   --------   ----------   --------   ----------
                                                                           (IN MILLIONS)
                                              ---------------------------------------------------------------------
2006
   Corporate bonds                              $277         $ (4)      $437        $(14)       $714        $(18)
   U.S. government bonds                           3           --         --          --           3          --
   Foreign government bonds                        1           --         --          --           1          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            --           --         22          (1)         22          (1)
      Collateralized mortgage obligations         25           --         85          (2)        110          (2)
      Commercial mortgage backed securities       25           --         63          (1)         88          (1)
      Other asset-backed securities               --           --          1          --           1          --
   State and municipal bonds                      --           --          8          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         331           (4)       616         (18)        947         (22)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $331         $ (4)      $616        $(18)       $947        $(22)
                                                ====         ====       ====        ====        ====        ====

2005:
   Corporate bonds                              $437         $ (8)      $131        $ (8)       $568        $(16)
   U.S. government bonds                          --           --         --          --          --          --
   Foreign government bonds                       --           --         --          --          --          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            20           --          5          --          25          --
      Collateralized mortgage obligations         94           (2)         6          --         100          (2)
      Commercial mortgage backed securities       69           (1)        16          (1)         85          (2)
      Other asset-backed securities                1           --         --          --           1          --
   State and municipal bonds                       7           --          1          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         628          (11)       159          (9)        787         (20)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $628         $(11)      $159        $ (9)       $787        $(20)
                                                ====         ====       ====        ====        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 for a general discussion of the methodologies and assumptions used to determine estimated fair values.

Impaired mortgage loans and the related allowance for losses were not significant in 2006 and 2005.

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period.

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were not significant in 2006, 2005 and 2004.

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of less than $1 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms. As of December 31, 2006 and 2005, the Company had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006 the Company's investment commitments for fixed maturity securities (primarily private placements) and mortgage loans on real estate were $8 million.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $2 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                       2006   2005   2004
                       ----   ----   ----
                         (IN MILLIONS)
                       ------------------
Current                $(2)    $ 9    $13
Deferred                16       5      2
                       ---     ---    ---
   Total tax expense   $14     $14    $15
                       ===     ===    ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $17    $15    $16
Effect of:
   Tax-preferred investment income    (1)    (1)    (1)
   Other items                        (2)    --     --
                                     ---    ---    ---
      Provision for income taxes     $14    $14    $15
                                     ===    ===    ===
      Effective tax rate              29%    32%    34%

The Federal income tax asset (liability) is as follows:

                                        2006   2005
                                        ----   ----
                                       (IN MILLIONS)
                                       -------------
Current                                 $  7   $ (5)
Deferred                                 (41)   (31)
                                        ----   ----
   Total Federal income tax liability   $(34)  $(36)
                                        ====   ====

Components of the Company's deferred tax assets and liabilities are as follows:

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Deferred tax assets:
Insurance and investment contract liabilities           $ 60   $ 67
Investments                                                1      2
Compensation and benefit plans                             1     --
Ceding commission asset                                    2      3
Other                                                     --      5
                                                        ----   ----
   Total deferred tax assets                              64     77
                                                        ----   ----
Deferred tax liabilities:
Deferred acquisition costs                                54     40
Net unrealized gain on securities  available-for-sale      9     18
Present value of business in-force                        37     41
Other                                                      5      9
                                                        ----   ----
   Total deferred tax liabilities                        105    108
                                                        ----   ----
   Net deferred tax liability                           $ 41   $ 31
                                                        ====   ====

The Company files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC. Net cash paid to LNC for Federal income taxes in 2006, 2005 and 2004 was $10 million, $13 million and $10 million, respectively.

At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", are as follows:

                                       2006   2005   2004
                                       ----   ----   ----
                                          (IN MILLIONS)
                                       ------------------
Insurance assumed                      $ --   $ --   $ --
Insurance ceded                         (38)   (46)   (38)
                                       ----   ----   ----
   Net reinsurance premiums and fees   $(38)  $(46)  $(38)
                                       ====   ====   ====

The income statement caption, "Benefits," is net of reinsurance recoveries of $44 million, $39 million and $57 million for the years ended December 31, 2006, 2005 and 2004, respectively.

A rollforward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Balance at beginning-of-year               $138   $ 82   $ 56
Deferral                                     55     50     41
Amortization                                (27)   (16)   (15)
Adjustment related to realized gains on
   securities available-for-sale             (2)    (2)    (2)
Adjustment related to unrealized  losses
   on securities available-for-sale           8     24      2
                                           ----   ----   ----
Balance at end-of-year                     $172   $138   $ 82
                                           ====   ====   ====

A rollforward of balance sheet account "Value of Business Acquired" is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $117   $131   $144
   Amortization, net            (11)   (14)   (13)
                               ----   ----   ----
Balance at end-of-year         $106   $117   $131
                               ====   ====   ====

Future estimated amortization of VOBA is as follows:

2007-$10   2008-$12         2009-$12
2010-$12   2011-$ 6   Thereafter-$54

Realized losses on investments and derivative instruments on the Statements of Income for 2006, 2005 and 2004 are net of amounts amortized against DAC and VOBA of $2 million, $3 million and $2 million, respectively. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

A rollforward of deferred sales inducements, included in other assets on the balance sheet, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $ 8    $ 5     $ 2
   Capitalized                   3      4       3
   Amortization                 (1)   $(1)     --
                               ---    ---     ---
Balance at end-of-year         $10    $ 8     $ 5
                               ===    ===     ===

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             -------------------
Commissions                                                  $ 53   $ 40   $ 51
General and administrative expenses                            31     33     10
Deferred acquisition costs net of amortization                (28)   (34)   (26)
Other intangibles amortization                                 11     14     13
Taxes, licenses and fees                                        5      4      4
Restructuring charges-includes merger-integration expenses     --      1     --
                                                             ----   ----   -----
   Total                                                     $ 72   $ 58   $ 52
                                                             ====   ====   ====

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                       2006   2005
                       ----   ----
                      (IN MILLIONS)
                      -------------
Individual Markets:
Life Insurance         $ 93   $ 93
Annuities                17     17
                       ----   ----
   Total               $110   $110
                       ====   ====

Details underlying the balance sheet caption, "Investment Contract and Policyholder Funds," are as follows:

                                                     DECEMBER 31,
                                                   ---------------
                                                    2006     2005
                                                    -----    -----
                                                    (IN MILLIONS)
                                                   ---------------
Premium deposit funds                              $1,000   $1,027
Other policyholder funds                              960      926
Deferred front end loads                               27       20
Undistributed earnings on participating business        6        8
                                                   ------   ------
   Total                                           $1,993   $1,981
                                                   ======   ======

Property and Equipment, which is included in other assets on the balance sheet, includes accumulated depreciation of less than $1 million at both December 31, 2006 and 2005.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                                         2006    2005
                                                         ----    ----
                                                      IN EVENT OF DEATH
                                                    ---------------------
                                                    (DOLLARS IN MILLIONS)
                                                    ---------------------
RETURN OF NET DEPOSIT
   Account value                                        $1,217   $986
   Net amount at risk                                        1      1
   Average attained age of contractholders                  49     49
RETURN OF NET DEPOSITS PLUS A  MINIMUM RETURN(1)
   Average attained age of contractholders                  76     75
   Guaranteed minimum return                                 5%     5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE MINUS
   WITHDRAWALS POST ANNIVERSARY
   Account value                                        $  864   $633
   Net amount at risk                                        2      3
   Average attained age of contractholders                  64     63

----------
(1) Account values and net amounts at risk were not significant for 2006 and 2005.

Approximately $718 million and $390 million of separate account values at December 31, 2006 and 2005 respectively, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $20 million and $4 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                                             2006    2005
                                                             ----    ----
                                                            (IN MILLIONS)
                                                            -------------
Asset Type
Domestic equity                                             $  839   $546
International equity                                           148     86
Bonds                                                          190    136
                                                            ------   ----
   Total                                                     1,177    768
Money market                                                   148     97
                                                            ------   ----
   Total                                                    $1,325   $865
                                                            ======   ====
Percent of total variable annuity separate account values       81%    74%
                                                            ======   ====

The following table summarizes the liabilities for GMDB:

                              GMDB
                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Balance at January 1       $--    $--
Changes in reserves          1     --
Benefits paid               --     --
                           ---    ---
Balance at December 31     $ 1    $--
                           ===    ===

7. EMPLOYEE BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004.

LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the measurement date for its pension and post-retirement plans.

401(k) AND PROFIT SHARING PLANS

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006, 2005, and 2004.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006 and 2005.

8. STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, restricted stock awards, restricted stock units, and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income (loss) as determined in accordance with statutory accounting practices for the Company was $(22) million, $(12) million and $21 million for 2006, 2005 and 2004 respectively.

Statutory surplus for the Company was $230 million and $254 million at December 31, 2006 and 2005, respectively. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million and $2 million at December 31, 2006 and 2005, respectively. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006 and 2005.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006, 2005, or 2004.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, the Company has received inquiries including requests for information and/or subpoenas from various authorities including the SEC, the National Association of Securities Dealers ("NASD") and the New York Attorney General, as well as notices of potential proceedings from the SEC and NASD. The Company is in the process of responding to, and in some cases has settled or is in the process of settling, certain of those inquiries and potential proceedings. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the Company's financial position.

INSURANCE CEDED AND ASSUMED

The Company cedes insurance to other insurance companies. The portion of risks exceeding the company's retention limit is reinsured with other insurers. The Company seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2006, the Company's maximum retention was less than $1 million on a single insured. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying Financial Statements reflect premiums, benefits and deferred acquisition costs net of insurance ceded (see Note 5). The Company remains liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

As a result of indemnity reinsurance transactions entered into by the Company to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006 29% of such mortgages, or $51 million, involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $4 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position. Because the Company sells insurance products only in the state of New York, the Company does have a material concentration of its business in that state. This concentration could make the Company vulnerable to legislative or other risks that might significantly impact the ability to do business in the state of New York. The Company is not aware of any significant risks as a result of this geographic concentration.

OTHER CONTINGENCY MATTERS

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005 the Company's derivative instruments consisted principally of the reinsurance related embedded derivative attributable to Modco and CFW arrangements. See Notes 1 and 10 for additional information.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The estimated fair value of investments in policy loans is calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting. Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                                         2006                2005
                                                                 ------------------   ------------------
                                                                 CARRYING     FAIR    CARRYING     FAIR
                                                                   VALUE     VALUE      VALUE     VALUE
                                                                 --------   -------   --------   -------
                                                                                (IN MILLIONS)
                                                                 ---------------------------------------
Assets (liabilities):
Fixed maturities securities                                       $ 2,046   $ 2,046    $ 2,062   $ 2,062
Equity securities                                                       3         3          3         3
Mortgage loans on real estate                                         174       178        182       189
Policy loans                                                          153       164        148       158
Other investments                                                       3         3          4         4
Cash and invested cash                                                 35        35         16        16
Investment type insurance contracts:
   Deposit contracts and certain guaranteed interest contracts     (1,039)   (1,027)    (1,007)   (1,016)
   Remaining guaranteed interest and similar contracts                 --        --         --        --
Investment commitments                                                 --        --         --        --
Derivative instruments*                                                 2         2         --        --

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contraliability in insurance policy and claim reserves on the Balance Sheets.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $17 million and $20 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses:
(1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment for 2004 through 2006 is as follows:

                                      2006   2005   2004
                                      ----   ----   ----
                                         (IN MILLIONS)
                                      ------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Annuities                       $ 35   $ 22   $ 22
      Life Insurance                   147    121    134
                                      ----   ----   ----
      Total Individual Markets         182    143    156
                                      ----   ----   ----
   Employer Markets:
      Retirement Products               55     53     50
Other Operations                        11     22     12
Net realized investment results(1)      (3)    (3)    (5)
                                      ----   ----   ----
      Total                           $245   $215   $213
                                      ====   ====   ====
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Annuities                       $ 10   $  4   $  2
      Life Insurance                    18     17     22
                                      ----   ----   ----
      Total Individual Markets          28     21     24
                                      ----   ----   ----
   Employer Markets:
      Retirement Products                3      2      2
Other Operations                         6      8      7
Net realized investment results(2)      (2)    (2)    (3)
                                      ----   ----   ----
Net Income                            $ 35   $ 29   $ 30
                                      ====   ====   ====

                          2006     2005
                         ------   ------
                          (IN MILLIONS)
                         ---------------
ASSETS:
   Annuities             $1,590   $1,141
   Life Insurance         1,762    1,627
   Retirement Products    1,284    1,209
   Other Operations          72      162
                         ------   ------
Total                    $4,708   $4,139
                         ======   ======

----------
(1) Includes realized losses on investments of $3 million, $4 million and $5 million for 2006, 2005 and 2004, respectively; and realized gains on derivative instruments of $1 million for 2005.

(2) Includes realized losses on investments of $2 million, $2 million and $3 million for 2006, 2005 and 2004, respectively.

12. SHAREHOLDER'S EQUITY

LNL owns all of the 20,000 authorized, issued and outstanding shares of $100 par value common stock of the Company.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Fair value of securities
   available-for-sale                   $2,049   $2,065
Cost of securities available-for-sale    2,022    2,014
                                        ------   ------
Unrealized gain                             27       51
Adjustments to deferred
   acquisition costs                       (10)     (18)
Amounts required to satisfy
   policyholder commitments                 (1)      (3)
Deferred income taxes                       (6)     (12)
                                        ------   ------
   Net unrealized gain on securities
      available-for-sale                $   10   $   18
                                        ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Unrealized gains (losses) on securities
   available-for-sale arising during
   the year                                $(13)  $(30)   $ 1
Less: Reclassification adjustment for
   gains on disposals of prior year
   inventory included in net income(1)        1      1      2
Less: Federal income tax expense
   (benefit) on reclassification             (6)   (11)     1
                                           ----   ----    ---
Net change in unrealized gain (loss) on
   securities available-for-sale, net of
   reclassifications and federal income
   tax expense (benefit)                   $ (8)  $(20)   $(2)
                                           ====   ====    ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the deferred acquisition costs asset line and included within the insurance policy and claim reserve line on the Balance Sheets, respectively.

13. RESTRUCTURING CHARGES

The following provides details on the Company's restructuring charges.

All restructuring charges recorded by the Company are included in underwriting, acquisition, insurance and other expenses within Other Operations on the Statements of Income in the years incurred.

2003 RESTRUCTURING PLAN

In January 2003, LNL realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, LNL announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, LNL announced additional realignment activities. The total restructuring cost to the Company was less than $1 million in both 2005 and 2004. There were no restructuring charges in 2006. Additional amounts expended that do not qualify as restructuring charges were less than $1 million for 2004. There were no amounts expended that do not qualify as restructuring during 2006 and 2005. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

The Company's products are primarily distributed through affiliated organizations, LFA and LFD. The Company paid $5 million, $15 million and $13 million in 2006, 2005, and 2004, respectively to these organizations based on business produced by them.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $2 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $33 million, $28 million and $25 million in 2006, 2005 and 2004, respectively. The Company's related accounts payable to affiliates was $4 million and $1 million as of December 31, 2006 and 2005, respectively.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company Limited relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying Statements of Income has been reduced by $3 million, $9 million and $7 million for premiums paid on these contracts in 2006, 2005, and 2004, respectively. The captions insurance policy and claim reserves and contractholder funds, in the accompanying balance sheets have been reduced by $9 million and $11 million related to reserve credits taken on these contracts as of December 31, 2006 and 2005, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Lincoln Life & Annuity Company of New York

We have audited the accompanying balance sheets of Lincoln Life & Annuity Company of New York ("Company") as of December 31, 2006 and 2005, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

AUDITED FINANCIAL STATEMENTS

Jefferson Pilot LifeAmerica Insurance Company
As of December 31, 2006 and 2005 and For the Periods April 3 Through
December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

                          AUDITED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Financial Statements
   Balance Sheets as of December 31, 2006 and 2005                           F-2
Statements of Income for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006 and the years ended December 31,
   2005 and 2004                                                             F-4
Statements of Stockholder's Equity for the periods April 3 through
   December 31, 2006 and January 1 through April 2, 2006 and for the years
   ended December 31, 2005 and 2004                                          F-5
Statements of Cash Flows for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended
   December 31, 2005 and 2004                                                F-6
Notes to Financial Statements                                                F-7

                   [THIS PAGE INTENTIONALLY LEFT BLANK]

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot LifeAmerica Insurance Company

We have audited the accompanying balance sheets of Jefferson Pilot LifeAmerica Insurance Company (a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company) as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot LifeAmerica Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                         -----------------------
                                                            2006         2005
                                                         ----------   ----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value
      (amortized cost  $1,239,939 and $1,112,279)        $1,247,554   $1,129,040
   Debt securities held-to-maturity, at amortized cost
      (fair value  $0 and $107,519)                              --      104,140
   Equity securities available-for-sale, at fair value
      (cost $1,798 and $1,144)                                1,812        1,570
   Mortgage loans on real estate                             77,081       84,644
   Policy loans                                              30,907       30,219
                                                         ----------   ----------
Total investments                                         1,357,354    1,349,613
Cash and cash equivalents                                     8,254        4,748
Accrued investment income                                    18,927       18,192
Due from reinsurers                                          11,293        9,734
Deferred policy acquisition costs                            25,760       53,262
Value of business acquired                                   62,552       11,187
Goodwill                                                     53,556       19,382
Other assets                                                  4,725        1,576
Assets held in separate accounts                             24,388       20,487
                                                         ----------   ----------
Total assets                                             $1,566,809   $1,488,181
                                                         ==========   ==========

See accompanying notes.

                                                              DECEMBER 31,
                                                        ------------------------
                                                           2006          2005
                                                        ----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                               $  157,544   $  130,812
   Policyholder contract deposits                        1,082,087    1,082,688
   Policy and contract claims                                5,773        2,915
   Other                                                    19,857       16,754
                                                        ----------   ----------
Total policy liabilities                                 1,265,261    1,233,169
Currently recoverable income taxes                          (4,599)      (4,130)
Deferred income tax liabilities                             20,836       13,580
Accounts payable, accruals and other liabilities             8,309        7,398
Liabilities related to separate accounts                    24,388       20,487
                                                        ----------   ----------
Total liabilities                                        1,314,195    1,270,504

Commitments and contingent liabilities (see Note 13)

STOCKHOLDER'S EQUITY
   Common stock, par value $20 per share, 132,000
      shares,  authorized,  issued and outstanding           2,640        2,640
   Paid in capital                                         230,447      178,399
   Retained earnings                                        15,849       27,449
   Accumulated other comprehensive income                    3,678        9,189
                                                        ----------   ----------
Total stockholder's equity                                 252,614      217,677
                                                        ----------   ----------
Total liabilities and stockholder's equity              $1,566,809   $1,488,181
                                                        ==========   ==========

See accompanying notes.

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1         YEAR ENDED
                                                            THROUGH       THROUGH         DECEMBER 31,
                                                          DECEMBER 31,    APRIL 2,    ------------------
                                                              2006          2006        2005       2004
                                                          -----------   -----------   --------   -------
REVENUE
Premiums and other considerations                           $18,120       $ 4,926     $ 10,088   $ 6,003
Universal life and investment product charges                17,462         5,468       22,239    16,720
Net investment income                                        57,063        18,736       78,380    79,168
Realized investment losses                                      (13)          (95)      (3,911)   (3,564)
                                                            -------       -------     --------   -------
Total revenues                                               92,632        29,035      106,796    98,327

BENEFITS AND EXPENSES
Insurance and annuity benefits                               48,271        17,530       63,771    65,260
Insurance commissions, net of deferrals                       1,956           685        1,192     1,596
General and administrative expenses, net of deferrals         7,837         2,116        7,958     5,736
Insurance taxes, licenses and fees                            2,414           885        2,187     2,579
Amortization of deferred acquisition costs and value of
   business acquired                                          7,469         2,307       10,580     4,025
Interest expense                                                  3            14           18         1
                                                            -------       -------     --------   -------
Total benefits and expenses                                  67,950        23,537       85,706    79,197
                                                            -------       -------     --------   -------
Income before income taxes                                   24,682         5,498       21,090    19,130
INCOME TAXES:
   Current                                                   (6,007)         (432)       4,712     1,774
   Deferred                                                  14,840         2,391        2,890     4,856
                                                            -------       -------     --------   -------
Total income taxes                                            8,833         1,959        7,602     6,630
                                                            -------       -------     --------   -------
Net income                                                  $15,849       $ 3,539     $ 13,488   $12,500
                                                            =======       =======     ========   =======

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                          ACCUMULATED
                                                                             OTHER           TOTAL
                                         COMMON    PAID IN    RETAINED   COMPREHENSIVE   STOCKHOLDER'S
                                         STOCK     CAPITAL    EARNINGS       INCOME         EQUITY
                                        -------   ---------   --------   -------------   -------------
BALANCE, JANUARY 1, 2004                $ 2,640   $ 178,399   $ 21,461      $ 27,536       $ 230,036
Net income                                   --          --     12,500            --          12,500
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --        (1,205)         (1,205)
                                                                                           ---------
   Comprehensive income                      --          --         --            --          11,295
Dividends paid                               --          --    (15,000)           --         (15,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2004                2,640     178,399     18,961        26,331         226,331
                                        =======   =========   ========      ========       =========
Net income                                   --          --     13,488            --          13,488
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (17,142)        (17,142)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (3,654)
Dividends paid                               --          --     (5,000)           --          (5,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2005                2,640     178,399     27,449         9,189         217,677
                                        =======   =========   ========      ========       =========
Net income                                   --          --      3,539            --           3,539
Parent company capital contribution
   for stock option expense                  --         530         --            --             530
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (10,314)        (10,314)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (6,245)
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 2, 2006                    2,640     178,929     30,988        (1,125)        211,432
                                        =======   =========   ========      ========       =========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity             (2,640)   (178,929)   (30,988)        1,125        (211,432)
Lincoln National Corporation
   purchase price                         2,640     230,447         --            --         233,087
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 3, 2006                    2,640     230,447         --            --         233,087
                                        =======   =========   ========      ========       =========
Net income                                   --          --     15,849            --          15,849
Unrealized gain on available-for-sale
   securities, net of taxes                  --          --         --         3,678           3,678
                                                                                           ---------
   Comprehensive income                      --          --         --            --          19,527
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2006              $ 2,640   $ 230,447   $ 15,849      $  3,678       $ 252,614
                                        =======   =========   ========      ========       =========

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       PERIOD FROM    PERIOD FROM
                                                          APRIL 3      JANUARY 1          YEAR ENDED
                                                          THROUGH       THROUGH          DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    ---------------------
                                                           2006           2006         2005        2004
                                                       ------------   -----------   ---------   ---------
OPERATING ACTIVITIES
Net income                                               $  15,849     $   3,539    $  13,488   $  12,500
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits         10,587         2,431       (5,469)      3,272
   Credits to policyholder accounts, net                     4,825         3,911       24,733      30,097
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                     (26,651)       (3,513)     (11,882)     (9,832)
   Change in receivables and asset accruals                 (2,557)         (872)       2,430         265
   Change in payables and expense accruals                  14,810         1,453        7,415      (5,073)
   Realized investment losses                                   13            95        3,911       3,564
   Depreciation and amortization (accretion)                (2,258)          588        2,359       1,473
   Amortization (accretion) and additions to
      value of business acquired, net                          639           284        2,262      (2,284)
   Stock compensation                                           --           530           --          --
   Other                                                     3,709           (52)          --         910
                                                         ---------     ---------    ---------   ---------
Net cash provided by operating activities                   18,966         8,394       39,247      34,892
                                                         ---------     ---------    ---------   ---------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                    52,806        12,039      134,734      31,932
   Maturities, calls and redemptions                        96,135        15,895      117,009      92,976
   Purchases                                              (193,889)       (8,265)    (204,588)   (209,339)
Securities held-to-maturity:
   Sales                                                        --            35          226         298
   Maturities, calls and redemptions                            --         3,396       22,263      10,617
   Purchases                                                    --            --          (32)         --
Repayments of mortgage loans                                 5,915         1,028       82,275       6,420
Mortgage loans originated                                       --            --     (114,334)    (15,700)
Increase in policy loans, net                                 (299)         (389)      (1,189)     (1,477)
Other investing activities, net                                105          (150)          --          (1)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) investing activities        (39,227)       23,589       36,364     (84,274)
                                                         ---------     ---------    ---------   ---------
FINANCING ACTIVITIES

Policyholder contract deposits                             172,521        26,770      123,658     146,140
Withdrawals of policyholder contract deposits             (142,552)      (64,955)    (196,204)    (97,603)
Cash dividends paid                                             --            --       (5,000)    (15,000)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) financing activities         29,969       (38,185)     (77,546)     33,537
                                                         ---------     ---------    ---------   ---------
Net increase (decrease) in cash and cash equivalents         9,708        (6,202)      (1,935)    (15,845)
Cash and cash equivalents, beginning                        (1,454)        4,748        6,683      22,528
                                                         ---------     ---------    ---------   ---------
Cash and cash equivalents, ending                        $   8,254     $  (1,454)   $   4,748   $   6,683
                                                         =========     =========    =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                            $       3     $      14    $      18   $       1
                                                         =========     =========    =========   =========

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  JEFFERSON-PILOT LIFEAMERICA INSURANCE COMPANY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Jefferson-Pilot LifeAmerica Insurance Company (JP LifeAmerica or the Company), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company (the Parent), is domiciled in the state of New Jersey. Prior to April 3, 2006, the Parent was wholly owned by Jefferson-Pilot Corporation (Jefferson-Pilot). The Company is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Ultimate Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, Business Combinations (SFAS 141), and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. The New York Insurance Department is reviewing for approval a request to merge the Lincoln Life and Annuity Company of New York (LLANY), with and into the Company and the Company into Lincoln National Life Insurance Company (LNL) on April 2, 2007, along with the resulting entity being redomiciled to New York. Both LLANY and LNL are subsidiaries of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP LifeAmerica were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP LifeAmerica's net assets assumed in the merger was $233,087. Goodwill of $53,556 resulted from the excess of purchase price over the fair value of JP LifeAmerica's net assets. The parent paid a premium over the fair value of JP LifeAmerica's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

                                                   PRELIMINARY     FAIR VALUE
                                                    FAIR VALUE   ADJUSTMENTS(1)
                                                   -----------   --------------
Investments                                        $ 1,306,793      $    753
Due from reinsurers                                      9,540            --
Deferred policy acquisition costs                           --       (59,599)
Value of business acquired                              65,012        53,512
Goodwill                                                53,556        34,174
Other assets                                            24,357         4,912
Assets held in separate accounts                        22,110            --
Policy liabilities                                  (1,219,879)      (18,553)
Income tax liabilities                                  (2,500)        6,456
Accounts payable, accruals and other liabilities        (3,792)           --
Liabilities related to separate accounts               (22,110)           --
                                                   -----------      --------
   Total net assets acquired                       $   233,087      $ 21,655
                                                   ===========      ========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                       PRELIMINARY
                        FAIR VALUE
                       -----------
Individual Markets:
   Life Insurance        $44,454
   Annuities               9,102
                         -------
      Total Goodwill     $53,556
                         =======

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 6.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, adjustments are made applying professional judgment based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life products and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the balance sheets.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of certain policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written that relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net amounts deferred and amounts recognized is reflected in universal life and investment product charges in the statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return consolidated with the Parent, of which the Company is a wholly owned insurance company subsidiary. Pursuant to an intercompany tax sharing agreement with the Parent, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109 (FIN
48). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 15 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments", references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidelines in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    9,009     $   23       $   (41)   $    8,991
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         94,586        402          (108)       94,880
Obligations of states and political subdivisions            5,640         30                       5,670
Corporate obligations                                   1,058,673      8,195        (1,399)    1,065,469
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         66,041        574           (60)       66,555
Affiliate bonds                                             5,990         --            (1)        5,989
                                                       ----------     ------       -------    ----------
Subtotal, debt securities                               1,239,939      9,224        (1,609)    1,247,554
Equity securities                                           1,798         14            --         1,812
                                                       ----------     ------       -------    ----------
Securities available-for-sale                          $1,241,737     $9,238       $(1,609)   $1,249,366
                                                       ==========     ======       =======    ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $    9,371     $   334     $    (11)   $    9,694
Federal agency issued mortgage- backed securities
   (including collateralized mortgage obligations)         56,334         738         (999)       56,073
Obligations of states and political subdivisions           11,616         505         (227)       11,894
Corporate obligations                                     939,700      26,656      (10,675)      955,681
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         94,207         867         (301)       94,773
Redeemable preferred stocks                                 1,051          --         (126)          925
                                                       ----------     -------     --------    ----------
Subtotal, debt securities                               1,112,279      29,100      (12,339)    1,129,040
Equity securities                                           1,144         426           --         1,570
                                                       ----------     -------     --------    ----------
Securities available-for-sale                          $1,113,423     $29,526     $(12,339)   $1,130,610
                                                       ==========     =======     ========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Corporate obligations                                  $  104,140     $ 4,219     $   (840)   $  107,519
                                                       ==========     =======     ========    ==========

Affiliated bonds consist of securities issued by LNC. See further discussion in
Note 11.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to contractual maturity date, are as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED
                                             COST     FAIR VALUE
                                         ----------   ----------
Due in one year or less                  $   60,024   $   60,021
Due after one year through five years       543,368      545,676
Due after five years through ten years      320,915      323,518
Due after ten years                         155,005      156,904
Amounts not due at a single maturity        160,627      161,435
                                         ----------   ----------
                                         $1,239,939   $1,247,554
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3,346 and $3,348 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES

Changes in amounts affecting net unrealized gains on securities available-for-sale included in other comprehensive income, reduced by deferred income taxes, are as follows:

                                                               NET UNREALIZED GAINS (LOSSES)
                                                            ----------------------------------
                                                               DEBT        EQUITY
                                                            SECURITIES   SECURITIES     TOTAL
                                                            ----------   ----------   --------
Net unrealized gains on securities available-for-sale
   as of December 31, 2003                                   $ 27,230      $ 306      $ 27,536
Change during year ended December 31, 2004:
   Increase (decrease) in stated amount of securities         (10,242)       117       (10,125)
   Increase in value of business acquired and
      deferred policy acquisition costs                         8,270         --         8,270
   Decrease (increase) in deferred income tax liabilities         691        (41)          650
                                                             --------      -----      --------
Increase (decrease) in net unrealized gains included
   in other comprehensive income                               (1,281)        76        (1,205)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2004                  25,949        382        26,331
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                    (32,893)      (165)      (33,058)
   Increase in value of business acquired and deferred
      policy acquisition costs                                  6,687         --         6,687
   Decrease in deferred income tax liabilities                  9,172         57         9,229
                                                             --------      -----      --------
Decrease in net unrealized gains included in other
   comprehensive income                                       (17,034)      (108)      (17,142)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2005                   8,915        274         9,189
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities         (19,481)       228       (19,253)
   Increase in value of business acquired and
      deferred policy acquisition costs                         3,385         --         3,385
   Decrease (increase) in deferred income tax liabilities       5,633        (79)        5,554
                                                             --------      -----      --------
(Decrease) increase in net unrealized gains included
   in other comprehensive Income                              (10,463)       149       (10,314)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                      (1,548)       423        (1,125)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for sale as of April 2, 2006                      (1,548)       423        (1,125)
Sale of stockholder's equity                                    1,548       (423)        1,125
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                          --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                      7,614         14         7,628
   Decrease in value of business acquired and
      deferred policy acquisition costs                        (1,971)        --        (1,971)
   Increase in deferred income tax liabilities                 (1,974)        (5)       (1,979)
                                                             --------      -----      --------
Increase in net unrealized gains included
   in other comprehensive income                                3,669          9         3,678
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2006                $  3,669      $   9      $  3,678
                                                             ========      =====      ========

NET INVESTMENT INCOME

The details of investment income, net of investment expenses, follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1        YEAR ENDED
                                            THROUGH       THROUGH        DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -----------------
                                             2006           2006        2005      2004
                                         ------------   -----------   -------   -------
Interest on debt securities                $52,195        $17,208     $72,622   $74,321
Investment income on equity securities         100             20         219       259
Interest on mortgage loans                   3,739          1,227       4,185     3,043
Interest on policy loans                     1,706            400       2,052     2,195
Other investment income                        349             71          19        99
                                           -------        -------     -------   -------
Gross investment income                     58,089         18,926      79,097    79,917
Investment expenses                         (1,026)          (190)       (717)     (749)
                                           -------        -------     -------   -------
Net investment income                      $57,063        $18,736     $78,380   $79,168
                                           =======        =======     =======   =======

Investment expenses include salaries and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Debt securities                                   $(106)        $(138)     $(4,063)  $(3,647)
Other                                               148            20          (20)      (64)
Amortization of deferred policy acquisition
   costs and value of business acquired             (55)           23          172       147
                                                  -----         -----      -------   -------
Realized investment losses                        $ (13)        $ (95)     $(3,911)  $(3,564)
                                                  =====         =====      =======   =======

See Note 4 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on securities, including other-than-temporary impairments, follows:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Gross realized:
   Gains                                          $ 481         $  16      $ 1,306   $ 1,080
   Losses                                          (587)         (154)      (5,369)   (4,727)
                                                  -----         -----      -------   -------
Realized losses on total debt securities          $(106)        $(138)     $(4,063)  $(3,647)
                                                  =====         =====      =======   =======

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1        YEAR ENDED
                                                      THROUGH       THROUGH        DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -----------------
                                                       2006           2006        2005      2004
                                                   ------------   -----------   -------   -------
Gross realized:
   Gains                                               $ 481         $   7      $ 1,225   $   537
   Losses                                               (587)         (145)      (5,317)   (4,670)
                                                       -----         -----      -------   -------
Realized losses on available-for-sale securities       $(106)        $(138)     $(4,092)  $(4,133)
                                                       =====         =====      =======   =======

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 328 issuers, with only one corporate issuer representing more than one percent of debt and equity securities. Debt securities considered less than investment grade approximated 3% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company's commercial mortgage loan portfolio is comprised of conventional real estate mortgages collateralized primarily by industrial (61%), retail (24%), office (11%), apartment (4%) and other properties (0%). Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 28% of stated mortgage loan balances as of December 31, 2006, are for properties located in East North Central states, approximately 20% are for properties located in Mountain states, approximately 18% are for properties located in South Atlantic states, approximately 11% are for properties located in East South Central states, and approximately 11% are for properties located in West South Central states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that are considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $420 at December 31, 2006, and 2005. The average recorded investment in impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $2,263 and $1,144 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $57 from January 1 through April 2, 2006, and $191 and $194 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004, the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $226 and $298 for 2005 and 2004, which resulted in no realized gains or losses.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in unrealized loss position:

                                                                         DECEMBER 31, 2006
                                             ---------------------------------------------------------------------
                                               LESS THAN 12 MONTHS     12 MONTHS OR LONGER           TOTAL
                                             -----------------------   -------------------   ---------------------
                                                             GROSS                GROSS                    GROSS
                                                          UNREALIZED    FAIR   UNREALIZED     FAIR      UNREALIZED
                                             FAIR VALUE     LOSSES     VALUE     LOSSES       VALUE       LOSSES
                                             ----------   ----------   -----   ----------    --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $  6,481      $   (41)    $--       $--        $  6,481     $   (41)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        25,646         (108)     --        --          25,646        (108)
Corporate obligations                          246,575       (1,399)     --        --         246,575      (1,399)
Corporate private-labeled mortgage-backed
   securities (including collateralized
   mortgage obligations)                        17,369          (60)     --        --          17,369         (60)
Affiliate bonds                                  5,989           (1)     --        --           5,989          (1)
                                              --------      -------     ---       ---        --------     -------
Total temporarily impaired securities         $302,060      $(1,609)    $--       $--        $302,060     $(1,609)
                                              ========      =======     ===       ===        ========     =======

                                                                        DECEMBER 31, 2005
                                             -----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS      12 MONTHS OR LONGER             TOTAL
                                             -----------------------   ---------------------   ---------------------
                                                             GROSS                   GROSS                   GROSS
                                                          UNREALIZED      FAIR    UNREALIZED     FAIR     UNREALIZED
                                             FAIR VALUE     LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                             ----------   ----------   --------   ----------   --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $    816      $   (11)   $     --    $    --     $    816    $    (11)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        35,598         (999)         --         --       35,598        (999)
Obligations of state and
   political subdivisions                        6,388         (227)         --         --        6,388        (227)
Corporate obligations                          350,427       (7,072)    137,089     (4,443)     487,516     (11,515)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         22,262         (301)         --         --       22,262        (301)
Redeemable preferred stock                         925         (126)         --         --          925        (126)
                                              --------      -------    --------    -------     --------    --------
Total temporarily impaired securities         $416,416      $(8,736)   $137,089    $(4,443)    $553,505    $(13,179)
                                              ========      =======    ========    =======     ========    ========

Several bonds were written down as other-than-temporarily impaired for a realized loss of $294, $3,204 and $2,901 in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

One statistic to which the Company pays particular attention to with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt security portfolio as of December 31, 2006:

            AMORTIZED     FAIR     UNREALIZED
               COST       VALUE      LOSSES     PERCENTAGE
            ---------   --------   ----------   ----------
90% - 99%    $303,669   $302,060     $(1,609)      100%
             --------   --------     -------       ---
             $303,669   $302,060     $(1,609)      100%
             ========   ========     =======       ===

As of December 31, 2006, the Company held no securities that were "potentially distressed".

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 59,599       $53,262     $36,594   $23,087
Purchase accounting fair value adjustment                (59,599)           --          --        --
Cumulative effect of change in accounting principle           --            --          --      (919)
Group coinsurance assumed                                     --            --          --        69
Deferral:
   Commissions                                            18,605         3,505      14,933    12,828
   Other                                                   9,023         2,044       4,610     2,988
                                                        --------       -------     -------   -------
                                                          27,628         5,549      19,543    15,816
Amortization                                              (1,663)       (2,023)     (8,318)   (6,309)
Adjustment related to realized losses
   (gains) on debt securities                                132            21         102        64
Adjustment related to unrealized losses
   (gains) on securities available-for-sale                 (337)        2,790       5,341     4,786
                                                        --------       -------     -------   -------
Ending balance                                          $ 25,760       $59,599     $53,262   $36,594
                                                        ========       =======     =======   =======

See Note 9 for discussion of group coinsurance transaction.

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                     PERIOD FROM   PERIOD FROM
                                                       APRIL 3      JANUARY 1        YEAR ENDED
                                                       THROUGH       THROUGH        DECEMBER 31,
                                                    DECEMBER 31,     APRIL 2,    -----------------
                                                        2006           2006        2005      2004
                                                    ------------   -----------   -------   -------
Beginning balance                                     $11,500        $11,187     $12,033   $ 6,182
Purchase accounting fair value adjustment              53,512             --          --        --
Deferral of commissions and accretion of interest       5,167             --          --        --
Amortization                                           (5,806)          (284)     (2,262)    2,284
Adjustment related to realized losses
   (gains) on debt securities                            (187)             2          70        83
Adjustment related to unrealized losses
   (gains) on securities available-for-sale            (1,634)           595       1,346     3,484
                                                      -------        -------     -------   -------
Ending balance                                        $62,552        $11,500     $11,187   $12,033
                                                      =======        =======     =======   =======

Expected approximate amortization percentages of the value of business acquired over the next five years are as follows:

2007   8.8%
2008   7.0%
2009   5.6%
2010   7.7%
2011   7.5%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1       YEAR ENDED
                                               THROUGH       THROUGH       DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    ---------------
                                                2006           2006       2005     2004
                                            ------------   -----------   ------   ------
Beginning balance                             $ 1,890         $1,903     $1,246   $   --
Purchase accounting fair value adjustment      (1,890)            --         --       --
Cumulative effect of adoption                      --             --         --      916
Additional amounts deferred                       693            100        912      469
Amortization                                       (7)          (113)      (255)    (139)
                                              -------         ------     ------   ------
Ending balance                                $   686         $1,890     $1,903   $1,246
                                              =======         ======     ======   ======

5. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1         YEAR ENDED
                                                THROUGH       THROUGH         DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -------------------
                                                 2006           2006        2005       2004
                                             ------------   -----------   --------   --------
Beginning Balance                              $ 22,973       $ 24,282    $ 22,893   $ 21,320
Less reinsurance recoverables                     4,764          5,082       5,330      5,105
                                               --------       --------    --------   --------
Net balance as of beginning of period            18,209         19,200      17,563     16,215
                                               --------       --------    --------   --------
Reinsurance transaction (See Note 9)                 --             --          --        494
Amount incurred:
   Current year                                   6,782            459       4,950      4,520
   Prior year                                      (814)          (550)       (575)    (1,575)
                                               --------       --------    --------   --------
                                                  5,968            (91)      4,375      2,945
                                               --------       --------    --------   --------
Less amount paid:
   Current year                                   2,484            212       1,957      1,326
   Prior year                                       919            688         781        765
                                               --------       --------    --------   --------
                                                  3,403            900       2,738      2,091
                                               --------       --------    --------   --------
Net balance as of end of period                  20,774         18,209      19,200     17,563
Plus reinsurance recoverables                     4,560          4,764       5,082      5,330
                                               --------       --------    --------   --------
Balance as of end of period                    $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========
Balance as of end of period included with:
   Total future policy benefits                $157,544       $156,495    $130,812   $131,575
   Less: Other future policy benefits           132,842        134,206     107,165    109,277
                                               --------       --------    --------   --------
       A&H future benefits                       24,702         22,289      23,647     22,298
                                               --------       --------    --------   --------
   Total policy and contract claims               5,773          3,749       2,915      7,657
   Less: Other policy and contract claims         5,141          3,065       2,280      7,062
                                               --------       --------    --------   --------
       A&H policy and contract claims               632            684         635        595
                                               --------       --------    --------   --------
       Total A&H reserves                      $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the balance sheets was $2,634 and $1,137.

6. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) the value of business acquired is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $68,826 and $100,586. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(26,363), $(1,311) and $(4,676).

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the life insurance subsidiaries' adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,516 on deposit with various states in 2006 and $6,859 in 2005.

The New Jersey statutes require the Company to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey statutes limit the amount of dividends that the Company may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

7. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                     PERIOD FROM   PERIOD FROM
                       APRIL 3      JANUARY 1       YEAR ENDED
                       THROUGH       THROUGH       DECEMBER 31,
                    DECEMBER 31,     APRIL 2,    ---------------
                        2006           2006       2005     2004
                    ------------   -----------   ------   ------
Current               $(6,007)        $ (432)    $4,712   $1,774
Deferred               14,840          2,391      2,890    4,856
                      -------         ------     ------   ------
Total tax expense     $ 8,833         $1,959     $7,602   $6,630
                      =======         ======     ======   ======

The effective tax rate on pre-tax income (loss) from continuing operations is higher than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH       DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    ---------------
                                           2006           2006       2005     2004
                                       ------------   -----------   ------   ------
Tax rate of 35% times pre-tax income      $8,640         $1,924     $7,381   $6,695
Effect of:
   Tax-preferred investment income            (7)            (6)       (36)     (73)
   Return to provision adjustment            110             37        239       --
   Other items                                90              4         18        8
                                          ------         ------     ------   ------
      Provision for income taxes          $8,833         $1,959     $7,602   $6,630
                                          ======         ======     ======   ======
      Effective tax rate                    35.8%          35.6%      36.0%    34.7%
                                          ======         ======     ======   ======

The Federal income tax liability is as follows:

                                         YEAR ENDED
                                        DECEMBER 31,
                                     -----------------
                                       2006      2005
                                     -------   -------
Current                              $(4,599)  $(4,130)
Deferred                              20,836    13,580
                                     -------   -------
Total federal income tax liability   $16,237   $ 9,450
                                     =======   =======

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                       -------------------
                                                         2006       2005
                                                       --------   --------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  4,845   $  6,248
   Obligation for postretirement benefits                   125         --
   Capital loss carryforward                                813        314
   Deferred gain recognition for income tax purposes        399        399
   Property, plant, and equipment                           482        526
   Deferral of policy acquisition costs                      73         --
   Other deferred tax assets                                238        543
                                                       --------   --------
Total deferred tax assets                                 6,975      8,030
Deferred income tax liabilities:
   Deferral of policy acquisition costs                      --    (11,987)
   Present value in force                               (24,628)    (4,591)
   Net unrealized gains on securities                    (2,670)    (4,948)
   Investments                                              (76)       (76)
   Other deferred tax liabilities                          (437)        (8)
                                                       --------   --------
Total deferred tax liabilities                          (27,811)   (21,610)
                                                       --------   --------
Net deferred income tax liabilities                    $(20,836)  $(13,580)
                                                       ========   ========

The Company and its affiliates are part of a consolidated Federal income tax filing with the Parent. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($5.7) million, $5.0 million, and $5.2 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The Parent consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its results of operations or financial condition.

8. RETIREMENT BENEFIT PLANS

PENSION PLANS

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

9. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Parent (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $1,127 of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $206, including $69 of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1        YEAR ENDED
                                               THROUGH       THROUGH        DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    -----------------
                                                2006           2006        2005      2004
                                            ------------   -----------   -------   -------
Premiums and other considerations direct       $19,376       $ 5,249     $11,488   $ 6,645
Premiums and other considerations assumed            9             2          18       180
Less premiums and other
   considerations ceded                          1,265           325       1,418       822
                                               -------       -------     -------   -------
Net premiums and other considerations          $18,120       $ 4,926     $10,088   $ 6,003
                                               =======       =======     =======   =======
Universal life and investment product
   charges, direct and assumed                 $21,962       $ 6,242     $24,796   $18,261
Less universal life and investment
   product charges ceded                         4,500           774       2,557     1,541
Net universal life and investment              -------       -------     -------   -------
   product charges                             $17,462       $ 5,468     $22,239   $16,720
                                               =======       =======     =======   =======
Benefits direct                                $51,475       $17,580     $63,138   $65,761
Benefits assumed                                   (94)          136        (147)      519
Less reinsurance recoveries                      3,110           186        (780)    1,020
                                               -------       -------     -------   -------
Net benefits                                   $48,271       $17,530     $63,771   $65,260
                                               =======       =======     =======   =======

The negative benefits assumed amount in 2005 was a result of lapsation within the Canada Life block.

10. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects were as follows:

                                                                                  UNREALIZED
                                                                                   GAINS ON
                                                                                 AVAILABLE-FOR
                                                                               -SALE SECURITIES
                                                                               ----------------
BALANCE AT JANUARY 1, 2004                                                         $ 27,536
Unrealized holding losses arising during period, net of $2,095 tax benefit           (3,891)
Less: reclassification adjustment
   Losses realized in net income, net of $1,447 tax benefit                          (2,686)
                                                                                   --------
BALANCE AT DECEMBER 31, 2004                                                         26,331
Unrealized holding losses arising during period, net of $10,661 tax benefit         (19,802)
Less: reclassification adjustment
   Losses realized in net income, net of $1,432 tax benefit                          (2,660)
                                                                                   --------
BALANCE AT DECEMBER 31, 2005                                                          9,189
Unrealized holding losses arising during period, net of $5,602 tax benefit          (10,404)
Less: reclassification adjustment
   Losses realized in net income, net of $48 tax benefit                                (90)
                                                                                   --------
BALANCE AT APRIL 2, 2006                                                             (1,125)
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of accumulated other comprehensive income          1,125
                                                                                   --------
BALANCE AT APRIL 3, 2006                                                                 --
Unrealized holding gains arising during period, net of $2,018 tax expense             3,609
Less: reclassification adjustment
   Losses realized in net income, net of $37 tax benefit                                (69)
                                                                                   --------
BALANCE AT DECEMBER 31, 2006                                                       $  3,678
                                                                                   ========

11. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17,107 from April 3 through December 31, 2006, $3,756 from January 1 through April 2, 2006, and $12,870 and $8,937 during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5,418 and $1,760 payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the balance sheets as of December 31:

                                                  2006    2005
                                                 ------   ----
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate of 5.25%        $5,990    $--

The Company recognized interest income totaling $267 from April 3 through December 31, 2006 and $0 from January 1 through April 2, 2006, related to the preceding assets.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and fair value of financial instruments, as of December 31 were as follows:

                                                  2006                     2005
                                       -----------------------   -----------------------
                                        CARRYING       FAIR       CARRYING       FAIR
                                          VALUE        VALUE        VALUE        VALUE
                                       ----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale     $1,247,554   $1,247,554   $1,129,040   $1,129,040
Debt securities held-to-maturity               --           --      104,140      107,519
Equity securities available-for-sale        1,812        1,812        1,570        1,570
Mortgage loans on real estate              77,081       78,151       84,644       85,530
Policy loans                               30,907       35,406       30,219       34,530
FINANCIAL LIABILITIES
Annuity contract liabilities
   in accumulation phase                  742,110      717,887      780,800      756,508

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the balance sheet due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the balance sheet.

The fair values of debt, equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the balance sheet, are estimated to equal the cash surrender values of the contracts.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $2,100 of outstanding commitments to acquire debt securities in private placement transactions.

In the normal course of business, the Company is party to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through Group Protection, formerly referred to as Benefit Partners. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations," which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to the Company's business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1        YEAR ENDED
                                             THROUGH       THROUGH        DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    ------------------
                                              2006           2006        2005       2004
                                          ------------   -----------   --------   -------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                   $36,435       $12,162     $ 52,583   $54,555
      Life Insurance                          40,404        12,466       48,497    42,028
                                             -------       -------     --------   -------
         Individual Markets Total             76,839        24,628      101,080    96,583
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                        14,534         3,644        5,896       978
                                             -------       -------     --------   -------
         Employer Markets Total               14,534         3,644        5,896       978
                                             -------       -------     --------   -------
Other Operations                               1,272           858        3,731     4,330
Net realized gain (loss) on investments          (13)          (95)      (3,911)   (3,564)
                                             -------       -------     --------   -------
   Total                                     $92,632       $29,035     $106,796   $98,327
                                             =======       =======     ========   =======
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                   $ 5,965       $ 1,276     $  4,113   $ 4,907
      Life Insurance                           7,110         1,629        9,933     7,222
                                             -------       -------     --------   -------
         Individual Markets Total             13,075         2,905       14,046    12,129
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                         2,319            72           46         8
Other Operations                                 464           624        1,938     2,680
Net realized gain (loss) on investments           (9)          (62)      (2,542)   (2,317)
                                             -------       -------     --------   -------
NET INCOME                                   $15,849       $ 3,539     $ 13,488   $12,500
                                             =======       =======     ========   =======

                                December 31,
                          -----------------------
                             2006         2005
                          ----------   ----------
ASSETS:
Individual Markets:
   Individual Annuities   $  921,549   $  920,496
   Life Insurance            621,322      490,519
Employer Markets:
   Group Protection           25,683        8,409
Other Operations              (1,745)      68,757
                          ----------   ----------
   Total                  $1,566,809   $1,488,181
                          ==========   ==========

15. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $285 and $495 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $37 on April 2, 2006.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
            (FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

                        SUPPLEMENTAL FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
(FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

SUPPLEMENTAL BALANCE SHEETS

                                                                      DECEMBER 31,   DECEMBER 31,
                                                                          2006           2005
                                                                      ------------   ------------
                                                                             (IN MILLIONS)
                                                                      ---------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed Maturity (cost: 2006 -- $3,259, 2005 -- $1,112)              $3,294         $1,129
      Equity (cost: 2006 -- $5, 2005 -- $1)                                   5              2
   Securities held-to-maturity, at amortized cost
      (fair value: 2006-$0, 2005-$107)                                       --            104
   Mortgage loans on real estate                                            251             85
   Policy loans                                                             184             30
   Other investments                                                          3             --
                                                                         ------         ------
      Total Investments                                                   3,737          1,350
Cash and invested cash                                                       43              5
Accrued investment income                                                    49             18
Due from reinsurers                                                         119             10
Deferred policy acquisition costs and value of business acquired            366             64
Goodwill                                                                    164             19
Other assets                                                                 45              2
Assets held in separate accounts                                          1,752             20
                                                                         ------         ------
      Total Assets                                                       $6,275         $1,488
                                                                         ======         ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                                   $  441         $  131
   Investment contractholder and policyholder funds                       3,101          1,102
                                                                         ------         ------
      Total Insurance and Investment Contract Liabilities                 3,542          1,233
Currently payable (recoverable) income tax                                    2             (4)
Deferred income tax liabilities                                              62             14
Accounts payable, accruals and other liabilities                             45              8
Liabilities related to separate accounts                                  1,752             20
                                                                         ------         ------
      Total Liabilities                                                  $5,403         $1,271
                                                                         ------         ------
Commitments and Contingencies (Note 13)
SHAREHOLDER'S EQUITY
Common stock                                                                235            181
Retained earnings                                                           623             26
Accumulated other comprehensive income                                       14             10
                                                                         ------         ------
      Total Shareholder's Equity                                            872            217
                                                                         ------         ------
      Total Liabilities and Shareholder's Equity                         $6,275         $1,488
                                                                         ======         ======

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF INCOME

                                                              PERIOD FROM   PERIOD FROM
                                                                APRIL 3      JANUARY 1
                                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                 2006           2006          2005           2004
                                                             ------------   -----------   ------------   ------------
                                                                                 (IN MILLIONS)
                                                             --------------------------------------------------------
REVENUE:
Premiums and fees on traditional life insurance products         $ 27           $ 5           $ 10           $  6
Premiums and fees on universal life and investment product         91             5             23             17
Net investment income                                             161            19             78             79
Realized loss on investments                                       (3)           --             (4)            (4)
                                                                 ----           ---           ----           ----
   Total Revenue                                                  276            29            107             98
                                                                 ----           ---           ----           ----
BENEFITS AND EXPENSES:
Benefits                                                          138            18             64             65
Underwriting, acquisition, insurance and other expenses            77             6             22             14
                                                                 ----           ---           ----           ----
   Total Benefits and Expenses                                    215            24             86             79
                                                                 ----           ---           ----           ----
Income before income taxes                                         61             5             21             19
INCOME TAXES:
Current                                                            (8)           --              5              2
Deferred                                                           27             2              3              5
                                                                 ----           ---           ----           ----
   Total income taxes                                              19             2              8              7
                                                                 ----           ---           ----           ----
   Net Income                                                    $ 42           $ 3           $ 13           $ 12
                                                                 ====           ===           ====           ====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                                 COMMON   PAID IN   RETAINED   COMPREHENSIVE   SHAREHOLDER'S
                                                  STOCK   CAPITAL   EARNINGS       INCOME          EQUITY
                                                 ------   -------   --------   -------------   -------------
                                                                        (IN MILLIONS)
                                                 -----------------------------------------------------------
BALANCE, JANUARY 1, 2004                           $ 3     $ 178      $ 21         $ 28            $ 230
Net income                                          --        --        12           --               12
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           (1)              (1)
                                                                                                   -----
Comprehensive income                                                                                  11
Dividends paid                                      --        --       (15)          --              (15)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2004                           3       178        18           27              226
Net income                                          --        --        13           --               13
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (17)             (17)
                                                                                                   -----
Comprehensive income                                                                                  (4)
Dividends paid                                      --        --        (5)          --               (5)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2005                           3       178        26           10              217
Net income                                          --        --         3           --                3
Parent company capital contribution for
   stock option expense                             --         1        --           --                1
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (10)             (10)
                                                                                                   -----
Comprehensive income                                                                                  (6)
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 2, 2006                               3       179        29           --              211
Acquisition by Lincoln National Corporation:
   Sale of stockholder's equity                     (3)     (179)      (29)          --             (211)
Lincoln National Corporation
   purchase price                                    3       230        --           --              233
Acquisition of Lincoln Life & Annuity
   Company of New York                               2        --       581            3              586
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 3, 2006                               5       230       581            3              819
Net income                                          --        --        42           --               42
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           11               11
                                                                                                   -----
Comprehensive income                                                                                  53
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2006                         $ 5     $ 230      $623         $ 14            $ 872
                                                   ===     =====      ====         ====            =====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF CASH FLOW

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                      $  42          $  3          $  13          $  12
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits                29             2             (5)             3
   Credits to policyholder accounts, net                           (7)            4             25             30
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                            (45)           (4)           (12)           (10)
   Change in receivables and asset accruals                       (13)           (1)             2             --
   Change in payables and expense accruals                         13             1              7             (5)
   Realized investment losses                                     (11)           --              4              4
   Depreciation and amortization (accretion)                       (1)            1              3              1
   Amortization (accretions) and additions to
      value of business acquired, net                              10            --              3             (2)
   Stock compensation                                              --             1             --             --
   Other                                                           19            --                             2
                                                                -----          ----          -----          -----
      Net cash provided by operating activities                    36             7             40             35
                                                                -----          ----          -----          -----
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                           84            12            135             32
   Maturities, calls and redemptions                              212            16            117             93
   Purchases                                                     (349)           (8)          (205)          (209)
Other Securities:
   Maturities, calls and redemptions                               --             3             22             11
   Sale or maturity of other investments                           13             1             82              6
   Purchase of other investments                                  (11)           --           (114)           (16)
Cash acquired from merger                                          12            --             --             --
Other                                                              (6)           --             (1)            (1)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) investing activities         (45)           24             36            (84)
                                                                -----          ----          -----          -----
FINANCING ACTIVITIES
Policyholder contract deposits                                    395            27            124            146
Withdrawals of policyholder contract deposits                    (296)          (65)          (197)           (98)
Investment contract transfers                                     (45)           --             --             --
Cash dividends paid                                                --            --             (5)           (15)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) financing activities          54           (38)           (78)            33
                                                                -----          ----          -----          -----
      Net increase (decrease) in cash and invested cash            45            (7)            (2)           (16)
                                                                -----          ----          -----          -----
Cash and invested cash at beginning of period                      (2)            5              7             23
                                                                -----          ----          -----          -----
      Cash and invested cash at end of period                   $  43          $ (2)         $   5          $   7
                                                                =====          ====          =====          =====

See accompanying notes to the Supplemental Financial Statements.

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

Jefferson-Pilot LifeAmerica Insurance Company ("JPLA" or the "Company"), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company, is domiciled in the state of New Jersey. Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPLA is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States. The accompanying supplemental financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Throughout these footnotes, the Company and its management, may be referred to as "our", "we", or "us."

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Ultimate Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot and JPLA became a wholly-owned subsidiary of LNC. This transaction was accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS, No. 141, Business Combinations) ("SFAS 141"). JPLA is currently seeking approval for the redomestication of JPLA from New Jersey to New York, the merger of Lincoln Life & Annuity Company of New York ("LLANY"), a subsidiary of LNC, into JPLA, and renaming the surviving entity LLANY ("the Company"), formerly referred to as JPLA. The surviving entity will become a subsidiary of The Lincoln National Life Insurance Company. These transactions are expected to have an effective date of April 2, 2007.

These supplemental schedules are presented as if JPLA acquired LLANY on April 3, 2006 and include the results of operations and financial condition of LLANY in our financial statements beginning on April 3, 2006. The supplemental financial statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of LLANY. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

BUSINESS COMBINATIONS.

On April 3, 2006, LNC completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by SFAS 141, and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. During April of 2007, LLANY merged into the Company.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. The associated fair values of JPLA were at April 3, 2006 "pushed down" to the Company's financial statements in accordance with push down accounting rules. Management is in the process of finalizing internal studies of the fair value of the net assets acquired including investments, value of business acquired ("VOBA"), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained. This may result in adjustments to goodwill, which management does not expect to be material. Further adjustments may be required as additional information becomes available; however, management does not expect such adjustments to be material.

The fair value of JPLA's net assets assumed in the merger was $233 million. Goodwill of $54 million resulted from the excess of purchase price over the fair value of JPLA's net assets. The parent paid a premium over the fair value of JPLA's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                        JPLA           JPLA
                                    PRELIMINARY     FAIR VALUE
                                     FAIR VALUE   ADJUSTMENTS(1)
                                    -----------   --------------
                                            (IN MILLIONS)
                                    ----------------------------
Investments                           $ 1,307          $  1
Due from reinsurers                        10            --
Deferred policy acquisition costs          --           (60)
Value of business acquired                 65            54
Goodwill                                   54            34
Other assets                               24             5
Assets held in separate accounts           22            --
Policy liabilities                     (1,220)          (19)
Income tax liabilities                     (3)            6
Accounts payable, accruals and
   other liabilities                       (4)           --
Liabilities related to separate
   accounts                               (22)           --
                                      -------          ----
   Total net assets acquired          $   233          $ 21
                                      =======          ====

----------
(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                                        JPLA
                                                    PRELIMINARY
                                                     FAIR VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $44
Annuities                                                10
                                                        ---
   Total Goodwill                                       $54
                                                        ===

These supplemental financial statements reflect the acquired values in the table below:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Investments                                           $ 2,356
Due from reinsurers                                        98
Value of business acquired and deferred
   acquisition costs                                      277
Goodwill                                                  110
Other assets                                               75
Assets held in separate accounts                        1,348
Policy liabilities                                     (2,247)
Income tax liabilities                                    (34)
Accounts payable, accruals and other liabilities          (49)
Liabilities related to separate accounts               (1,348)
                                                      -------
   Total net assets acquired                          $   586
                                                      =======

The goodwill resulting from the acquisition was allocated to the following:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $ 93
Annuities                                                 17
                                                        ----
   Total Goodwill                                       $110
                                                        ====

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and VOBA. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows;
2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, management applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Securities held-to-maturity consists of fixed maturity securities, which are carried at amortized cost. These investments consist of securities the Company has the ability and intent to hold to maturity. Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, the Company recognizes investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. When the Company determines that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on:
1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with an original maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

The Company recognizes all derivative instruments as either assets or liabilities in the Supplemental Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

The company has certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 12 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in the Supplemental Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT AND UNIVERSAL LIFE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS AND FEES ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance, certain annuities with life contingencies, accident and health, disability income, and dental insurance and reported as earned over the contract period. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

REINSURANCE BALANCES AND TRANSACTIONS.

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities. VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

The carrying amounts of DAC and VOBA are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset ("deferred sales inducements" or "DSI") included in other assets of the Supplemental Balance Sheets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") are included in contractholder and policyholder founds of the Supplemental Balance Sheets and are amortized into income over the life of the policy in a manner consistent with that used for DAC. See Note 6.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the supplemental statements of income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the supplemental statements of income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

GOODWILL.

The Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality, morbidity, persistency and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue.

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 participating policies comprised approximately 1.3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006. As of December 31, 2005 participating policies comprised less than 1% of the face amount of insurance in-force, and dividend expenses were less than $1 million for the year ended December 31, 2005.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4% to 7%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB") and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC and LNL. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES.

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company, excluding LLANY, will file a separate federal income tax return consolidated with Jefferson Pilot Financial Insurance Company (JPFIC), of which the Company is a wholly owned insurance company subsidiary. Pursuant to an inter company tax sharing agreement with JPFIC, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

LLANY has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's income before Federal income taxes or net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 10 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the supplemental financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our supplemental financial condition or results of operations.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph
13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets themore-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for GMDB products. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale and held -to-maturity are as follows:

                                                              DECEMBER 31, 2006
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $2,610         $48          $(18)       $2,640
   U.S. Government bonds                             20          --            --            20
   Foreign government bonds                          15           3            --            18
   Asset and mortgage backed-securities             578           7            (5)          580
   State and municipal bonds                         27          --            --            27
   Redeemable preferred stocks                        3          --            --             3
   Affiliate bonds                                    6          --            --             6
                                                 ------         ---          ----        ------
      Total fixed maturities                      3,259          58           (23)        3,294
Equity securities                                     5          --            --             5
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $3,264         $58          $(23)       $3,299
                                                 ======         ===          ====        ======

                                                              DECEMBER 31, 2005
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $  940         $27          $(12)       $  955
   U.S. Government bonds                              9           1            --            10
   Asset and mortgage backed--securities            151           2            (1)          152
   State and municipal bonds                         11          --            --            11
   Redeemable preferred stocks                        1          --            --             1
                                                 ------         ---          ----        ------
   Total fixed maturities                         1,112          30           (13)        1,129
Equity securities                                     1           1            --             2
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $1,113         $31          $(13)       $1,131
                                                 ======         ===          ====        ======
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
   Corporate bonds                                  104           4            (1)          107
                                                 ------         ---          ----        ------
      Total securities held-to-maturity          $  104         $ 4          $ (1)       $  107
                                                 ------         ---          ----        ------

Future maturities of fixed maturity securities available-for-sale are as follows:

                                               AVAILABLE-FOR-SALE
                                          ---------------------------
                                          AMORTIZED COST   FAIR VALUE
                                          --------------   ----------
                                                 (IN MILLIONS)
                                          ---------------------------
Due in one year or less                       $  152         $  152
Due after one year through five years          1,020          1,029
Due after five years through ten years           828            830
Due after ten years                              681            703
                                              ------         ------
   Subtotal                                    2,681          2,714
Asset and mortgage-backed  securities            578            580
                                              ------         ------
   Total                                      $3,259         $3,294
                                              ======         ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities are as follows:

 NAIC       RATING AGENCY
RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
------   ----------------------   ----------   ----------
                                       (IN MILLIONS)
                                  -----------------------
  1      AAA / AA / A               $2,043        62.0%
  2      BBB                         1,147        34.8%
  3      BBB                            69         2.1%
  4      BBB                            28         0.9%
  5      CCC and lower                   7         0.2%
  6      In or near default             --         0.0%
                                    ------         ---
                                    $3,294         100%
                                    ======         ===

The major categories of net investment income are as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities           $140           $17            $73            $75
Mortgage loans on real estate         13             1              4              3
Policy loans                           9             1              2              2
Other investments                      1            --             --             --
                                    ----           ---            ---            ---
   Investment revenue                163            19             79             80
Investment expense                    (2)           --             (1)            (1)
                                    ----           ---            ---            ---
   Net investment income            $161           $19            $78            $79
                                    ====           ===            ===            ===

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities --
   available-for-sale               $(1)           $--            $(4)           $(4)
Associated amortization of
   deferred acquisition costs
   and provision for
   policyholder commitments          (2)            --             --             --
                                    ---            ---            ---            ---
   Net realized (loss) on
      investments                   $(3)           $--            $(4)           $(4)
                                    ===            ===            ===            ===

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, is as follows:

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
Fixed maturity securities -- available-for-sale
Gross gain                                                       $ 3           $--            $ 1            $ 1
Gross loss                                                        (4)           --             (5)            (5)
Associated amortization of deferred acquisition costs and
   provision for policyholder commitments                         (2)           --             --             --
                                                                 ---           ---            ---            ---
Investment expense                                                --            --             --             --
                                                                 ---           ---            ---            ---
   Total investments                                             $(3)          $--            $(4)           $(4)
                                                                 ===           ===            ===            ===

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale are as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Fixed maturity securities available-for-sale        $37           $(19)         $33            $(10)
Equity securities available-for-sale                 (1)            --           --              --
                                                    ---           ----          ---            ----
   Total                                            $36           $(19)         $33            $(10)
                                                    ===           ====          ===            ====

See Note 5 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2006
   Corporate bonds                          $523         $(5)       $438        $(13)      $  961       $(18)
   U.S. Government bonds                       9          --          --          --            9         --
   Foreign government bonds                    1          --          --          --            1         --
   Asset and mortgage backed-securities       93          --         171          (5)         264         (5)
   State and municipal bonds                  --          --           8          --            8         --
   Redeemable preferred stocks                --          --          --          --           --         --
   Affiliate bonds                             6          --          --          --            6         --
                                            ----         ---        ----        ----       ------       ----
      Total fixed maturities                 632          (5)        617         (18)       1,249        (23)
   Equity securities                          --          --          --          --           --         --
                                            ----         ---        ----        ----       ------       ----
      Total securities                      $632         $(5)       $617        $(18)      $1,249       $(23)
                                            ====         ===        ====        ====       ======       ====

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2005
   Corporate bonds                          $350         $(7)       $138         $(5)       $488        $(12)
   U.S. Government bonds                       1          --          --          --           1          --
   Foreign government bonds                   --          --          --          --          --          --
   Asset and mortgage backed-securities       58          (1)         --          --          58          (1)
   State and municipal bonds                   6          --          --          --           6          --
   Redeemable preferred stocks                 1          --          --          --           1          --
                                            ----         ---        ----         ---        ----        ----
      Total fixed maturities                 416          (8)        138          (5)        554         (13)
   Equity securities                          --          --          --          --          --          --
                                            ----         ---        ----         ---        ----        ----
      Total securities                      $416         $(8)       $138         $(5)       $554        $(13)
                                            ====         ===        ====         ===        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value.

Several bonds were written down as other-than-temporarily impaired for a realized loss of less than $1 million, $3 million and $3 million in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

See Note 12 for a general discussion of the methodologies and assumptions used to determine fair values.

At December 31, 2006 and 2005 the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2 million. The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period. The average recorded investment in impaired loans was $2 million from January 1 through April 2, 2006, less than $1 million from April 3 through December 31, 2006, and $2 million and $1 million during the years ended December 31, 2005 and 2004. All interest income on impaired mortgage loans was recognized on the cash basis of income. The interest income recognized on impaired mortgage loans was not significant in 2006, 2005 and 2004.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued and there were no delinquent loans outstanding.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of $3 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $0 at December 31, 2006 and 2005, respectively.

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3 million and $3 million at December 31, 2005.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $0 and $0.2 million for 2006 and 2005, which resulted in no realized gains or losses.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006, $75 million, or 30% of such mortgages involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $5 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                        PERIOD FROM   PERIOD FROM
                          APRIL 3      JANUARY 1
                          THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                       DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                           2006           2006          2005           2004
                       ------------   -----------   ------------   ------------
                                              (IN MILLIONS)
                       --------------------------------------------------------
Current                     $(8)           $--           $5             $2
Deferred                     27              2            3              5
                            ---            ---          ---            ---
   Total tax expense        $19            $ 2           $8             $7
                            ===            ===          ===            ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                      PERIOD FROM   PERIOD FROM
                                        APRIL 3      JANUARY 1
                                        THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                         2006           2006          2005           2004
                                     ------------   -----------   ------------   ------------
                                                            (IN MILLIONS)
                                     --------------------------------------------------------
Tax rate times pre-tax income             $22           $ 2            $ 7            $ 7
Effect of:
   Tax-preferred investment income         (1)           --             --             --
   Tax credits                             (2)           --             --             --
   Other                                   --            --              1             --
                                          ---           ---            ---            ---
      Provision for income taxes          $19           $ 2            $ 8            $ 7
                                          ===           ===            ===            ===
   Effective tax rate                      31%           35%            36%            35%
                                          ===           ===            ===            ===

The Federal income tax (asset) liability is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                        -------------
Current                                  $(12)   $(4)
Deferred                                   62     14
                                         ----    ---
   Total Federal income tax liability    $ 50    $10
                                         ====    ===

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   2006   2005
                                                  -----   ----
                                                 (IN MILLIONS)
                                                 -------------
Deferred tax assets:
Insurance and investment contract liabilities     $  65   $  6
Investments                                           1     --
Obligation for postretirement benefits                1     --
Capital loss carryforward                             1     --
Property, plant, and equipment                       --      1
Other deferred tax asset                              3      1
                                                  -----   ----
   Total deferred tax assets                      $  71   $  8
                                                  -----   ----
Deferred tax liabilities:
Deferral of policy acquisition costs              $ (54)  $(12)
Present value in force                              (62)    (5)
Net unrealized gains on securities                  (12)    (5)
Other deferred tax liability                         (5)    --
                                                  -----   ----
   Total deferred tax liabilities                  (133)   (22)
                                                  -----   ----
   Net deferred income tax liabilities            $ (62)  $(14)
                                                  =====   ====

The Company and its affiliates, with the exception of the acquired LLANY, are part of a consolidated Federal income tax filing with Jefferson Pilot Financial Insurance Company. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($6) million, $5 million, and $5 million, respectively.

The acquired LLANY files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC.

Net cash paid to LNC for Federal income taxes for the nine months ending December 31, 2006 was $13 million.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

A rollforward of "Deferred Policy Acquisition Costs" which are part of the supplemental balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 60           $53            $37            $23
   Merger accounting fair value adjustment        (60)           --             --             --
   Merger acquired value                          164            --             --             --
   Deferral                                        66             6             19             16
   Amortization                                   (23)           (2)            (8)            (6)
   Adjustment related to realized gains on
      securities available-for-sale                (2)           --             --             --
   Adjustment related to unrealized gains
      on securities available-for-sale             (8)            3              5              5
   Cumulative effect of accounting change          --            --             --             (1)
                                                 ----           ---            ---            ---
      Balance at end of period                   $197           $60            $53            $37
                                                 ====           ===            ===            ===

VALUE OF BUSINESS ACQUIRED

A rollforward of the "Value of Business Acquired" which are part of the balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 12           $11            $12            $ 6
   Merger accounting fair value adjustment         54            --             --             --
   Merger acquired value                          114            --
   Deferral                                         5            --             --             --
   Amortization                                   (14)           --             (2)             2
   Adjustment related to realized gains on
      securities available-for-sale                --            --             --              1
   Adjustment related to unrealized gains
      on securities available-for-sale             (2)            1              1              3
                                                 ----           ---            ---            ---
      Balance at end of period                   $169           $12            $11            $12
                                                 ====           ===            ===            ===

Future estimated amortization of VOBA is as follows:

      2007-$16
      2010-$17
      2008-$16
      2011-$11
      2009-$16
Thereafter-$93


Realized losses on investments and derivative instruments on the Supplemental Statements of Income are net of amounts amortized against DAC and VOBA of $2 million for 2006 and $0 for 2005 and 2004. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. A rollforward of our deferred sales inducement asset is as follows:

                                                 2006   2005
                                                 ----   ----
                                                (IN MILLIONS)
                                                -------------
Balance at beginning of year                      $ 2    $ 1
   Purchase accounting fair value adjustment        6     --
   Cumulative effect of adoption                   --     --
   Capitalized                                      4      1
   Amortization                                    (1)    --
                                                  ---    ---
      Balance at end of year                      $11    $ 2
                                                  ===    ===

Details underlying the supplemental income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Commissions                                      $62            $4             $16            $14
General and administrative expenses               43             5              13              9
Deferred acquisition costs and value of
   business acquired, net of amortization        (34)           (4)             (9)           (12)
Taxes, licenses and fees                           6             1               2              3
                                                 ---           ---             ---            ---
      Total                                      $77            $6             $22            $14
                                                 ===           ===             ===            ===

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                      2006   2005
                      ----   ----
                     (IN MILLIONS)
                     -------------
Individual Markets
   Life Insurance     $137    $19
   Annuities            27     --
                      ----    ---
      Total           $164    $19
                      ====    ===

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

Details underlying the balance sheet caption, "Investment Contractholder and Policyholder Funds," are as follows:

                              2006     2005
                             ------   ------
                              (IN MILLIONS)
                             ---------------
Premium deposit funds        $1,000   $   --
Other policyholder funds      2,057    1,094
Deferred front end loads         32        5
Undistributed earnings on
   participating  business        6       --
Policy and contract claims        6        3
                             ------   ------
      Total                  $3,101   $1,102
                             ======   ======

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. Prior to 2006, the Company did not have products with GMDB or GMWB features.

                                                        IN EVENT
                                                        OF DEATH
                                                        --------
(DOLLARS IN MILLIONS)                                     2006
                                                        --------
RETURN OF NET DEPOSIT
   Account value                                         $1,217
   Net amount at risk                                         1
   Average attained age of contractholders                   49
RETURN OF NET DEPOSITS PLUS A MINIMUM
   RETURN (1)
   Average attained age of contractholders                   76
   Guaranteed mininmum return                                 5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE
   MINUS WITHDRAWALS POST ANNIVERSARY
   Account value                                            864
   Net amount at risk                                         2
   Average attained age of contractholders                   64

----------
(1)  Account values and net amounts at risk were not significant for 2006.

Approximately $718 million of separate account values at December 31, 2006, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006, we had approximately $20 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

(DOLLARS IN MILLIONS)                                     2006
                                                        --------
Asset Type
Domestic equity                                          $  839
International equity                                        148
Bonds                                                       190
                                                         ------
   Total                                                  1,177
                                                         ------
Money Market                                                148
                                                         ------
   Total                                                 $1,325
                                                         ======
Percent of total variable annuity separate
   account values                                            81%

The following table summarizes the liabilities for GMDB:

(DOLLARS IN MILLIONS)                                   GMDB 2006
                                                        ---------
Balance at January 1                                       $--
Changes in reserves                                          1
Benefits paid                                               --
                                                           ---
   Balance at December 31                                  $ 1
                                                           ===

7. STATUTORY FINANCIAL INFORMATION

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) VOBA is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY.

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $69 million and $101 million. Reported statutory net loss was ($.5) million from January 1 through April 2, 2006, ($26) million from April 3, 2006 through December 31, 2006, and $(1) million and $(5) million for the years ended December 31, 2005 and 2004.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006.

Net loss as determined in accordance with statutory accounting practices for the Company was ($18) million for 2006. Statutory surplus for the Company was $230 million at December 31, 2006. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million at December 31, 2006. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006.

8. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $.4 million to $2.1 million for various individual life and annuity products. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances.

As a result of indemnity reinsurance transactions entered into by the LNC, LNL, and LLANY in 1998 to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the three years ended December 31, 2006.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, Jefferson-Pilot (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc.

Upon closing, Canada Life ceded, and the Company assumed, approximately $1 million of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $.2 million, including $.1 million of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's supplemental statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to our own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Premiums and other considerations assumed          $ --           $--           $--             $--
Less Premiums and other considerations ceded        (39)           (1)           (4)             (2)
                                                   ----           ---           ---             ---
   Net reinsurance premiums and fees               $(39)          $(1)          $(4)            $(2)
                                                   ====           ===           ===             ===

9. RETIREMENT BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS.

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004. LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attained the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the Measurement Date for its Pension and Post-Retirement Plans.

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

401(K) AND PROFIT SHARING PLANS.

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS.

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006.

DEFINED CONTRIBUTION PLANS.

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123 (R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an insignificant expense on April 3, 2006.

11. SHAREHOLDERS EQUITY

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                               2006     2005
                                              ------   ------
                                               (IN MILLIONS)
                                              ---------------
Fair value of securities available-for-sale   $3,299   $1,131
Cost of securities available-for-sale          3,264    1,113
Unrealized gain                                   35       18
Adjustments to DAC and VOBA                      (12)      (3)
Amounts required to satisfy policyholder
   commitments                                    (1)      --
Deferred income taxes                             (8)      (5)
                                              ------   ------
Net unrealized gain on securities
   available-for-sale                         $   14   $   10
                                              ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                                                     PERIOD FROM   PERIOD FROM
                                                                       APRIL 3      JANUARY 1
                                                                       THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                                    DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                        2006           2006          2005           2004
                                                                    ------------   -----------   ------------   ------------
                                                                                           (IN MILLIONS)
                                                                    --------------------------------------------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                               $16           $(10)         $(20)          $(4)
Less: Purchase accounting elimination of net unrealized loss              (1)            --            --            --
Less: Merger acquired value                                                3             --            --            --
Less: Reclassification adjustment for gains on disposals of prior
year inventory included in net income(1)                                  --             --            (4)           (4)
Less: Federal income tax expense (benefit) on reclassification            --             --             1             1
                                                                         ---           ----          ----           ---
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense               $14           $(10)         $(17)          $(1)
                                                                         ===           ====          ====           ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY SECURITIES -- HTM AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS.

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying supplemental balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Insurance and Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Investment Contractholder and Policyholder Funds that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts are reported at fair value in the supplemental balance sheet.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                               DECEMBER 31, 2006   DECEMBER 31, 2005
                                                              ------------------   -----------------
                                                              CARRYING     FAIR    CARRYING     FAIR
                                                                VALUE     VALUE      VALUE     VALUE
                                                              --------   -------   --------   ------
                                                                           (IN MILLIONS)
                                                              --------------------------------------
ASSETS (LIABILITIES):
Securities available-for-sale
   Fixed maturies                                              $ 3,294   $ 3,294    $1,129    $1,129
   Equity                                                            5         5         2         2
Securities held-to-maturity
   Fixed maturies                                                   --        --       104       107
Mortgage loans on real estate                                      251       256        85        86
Policy loans                                                       184       198        30        35
Derivative instruments *                                             2         2        --        --
Other investments                                                    3         3        --        --
Cash and invested cash                                              43        43         5         5
Deposit contracts and certain guaranteed interest contracts     (1,807)   (1,771)     (781)     (757)

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contra-liability in insurance policy and claim reserves on the Supplemental Balance Sheets.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $10.1 million of outstanding commitments to acquire debt securities in private placement transactions.

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment is as follows:

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
REVENUE:
Segment operating revenue:
   Individual Markets:
      Individual Annuities                  $ 65           $12           $ 53            $55
      Life Insurance                         152            12             48             42
                                            ----           ---           ----            ---
         Individual Markets Total            217            24            101             97
                                            ----           ---           ----            ---
   Employer Markets:
      Retirement Products                     41            --             --             --
      Group Protection                        15             4              6              1
                                            ----           ---           ----            ---
         Employer Markets Total               56             4              6              1
                                            ----           ---           ----            ---
Other Operations                               5             1              4              4
Net realized investment results(1)            (2)           --             (4)            (4)
                                            ----           ---           ----            ---
         Total                              $276           $29           $107            $98
                                            ====           ===           ====            ===

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities                   $14            $ 1           $ 4            $ 5
      Life Insurance                          21              2            10              7
                                             ---            ---           ---            ---
         Individual Markets Total             35              3            14             12
                                             ---            ---           ---            ---
   Employer Markets:
      Retirement Products                      2             --            --             --
      Group Protection                         2             --            --             --
                                             ---            ---           ---            ---
         Employer Markets Total                4             --            --             --
                                             ---            ---           ---            ---
Other Operations                               4             --             2              2
Net realized investment results(2)            (1)            --            (3)            (2)
                                             ---            ---           ---            ---
         Net Income                          $42            $ 3           $13            $12
                                             ===            ===           ===            ===

----------
(1) Includes realized losses on investments of $3 million, $4 million and $4 million for 2006, 2005 and 2004, respectively.

(2) Includes realized losses on investments of $2 million, $3 million and $2 million for 2006, 2005 and 2004, respectively.

                             2006     2005
                            ------   ------
                             (IN MILLIONS)
                            ---------------
ASSETS:
   Individual Markets:
      Annuities             $2,512   $  920
      Life Insurance         2,383      491
   Employer Markets:
      Retirement Products    1,284       --
      Group Protection          26        8
      Other Operations          70       69
                            ------   ------
   Total                    $6,275   $1,488
                            ======   ======

15. TRANSACTIONS WITH AFFILIATES

JPLA has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17 million from April 3 through December 31, 2006, $4 million from January 1 through April 2, 2006, and $13 million and $9 million during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5 million and $2 million payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the supplemental balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than LNC Senior Promissory Note issued during 2006. The Notes are due in 2007 and bear an interest rate of 5.25%. The carrying amount of $6 in reflected in the supplemental balance sheet as of December 31, 2006. Interest income recognized by the Company relating to the preceding assets was insignificant during 2006.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $1 million to DMH for investment management services for in 2006.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $20 million in 2006. The Company's related accounts payable to affiliates was $4 million as of December 31, 2006.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company (Barbados) Ltd. relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying the Supplemental Statements of Income has been reduced by $6 million for premiums paid on these contracts from April 3 through December 31, 2006. The captions insurance policy and claim reserves and contractholder funds, in the supplemental accompanying balance sheets have been reduced by $9 million as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lincoln Life & Annuity Company of New York
(formerly known as Jefferson Pilot LifeAmerica Insurance Company)

We have audited the accompanying supplemental balance sheets of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) as of December 31, 2006 and 2005, and the related supplemental statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental financial statements give retroactive effect to the merger of Jefferson Pilot LifeAmerica Insurance Company with Lincoln Life & Annuity Company of New York, which occurred on April 2, 2007. Immediately after completion of the merger, Jefferson Pilot LifeAmerica Insurance Company changed its name to Lincoln Life & Annuity Company of New York. The merger has been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical financial statements of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) after financial statements covering the date of consummation of the merger are issued.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of the consummation of the business combination.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 2, 2007

                           PART C -- OTHER INFORMATION


Item 26.  EXHIBITS

   (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.(3)
   (2)  Commission Schedule for Variable Life Policies.(10)
   (3) (a) Revised and Amended Principal Underwriting Agreement between Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York(11)
        (b)  Selling Group Agreement.(11)
   (4)  (a)  Form of Contract LN656 NY, including Optional Methods of
             Settlement(6)
        (b)  Estate Tax Repeal Rider -- Policy Form LR511 NY(2)
        (c)  Accounting Value Rider -- LR519(6)
   (5)  (a)  Application(6)
        (b)  Addendum to Application for American Legacy -- Policy Form B15b
             NY(5)
   (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York(1)
        (b)  Bylaws of Lincoln Life & Annuity Company of New York(1)
   (7)  Form of Reinsurance Contracts(9)
   (8) Fund Participation Agreement, and amendments thereto, between Lincoln Life & Annuity Company of New York and American Funds Insurance Series(8)
   (9) (a) Services Agreement(4), and amendments thereto(12), between The Lincoln National Life Insurance Company (and affiliates) and Delaware Management Holdings, Inc., Delaware Service Company, Inc.
        (b) Amended and Restated Service Agreement by and between Lincoln Life & Annuity Company of New York and The Lincoln National Life Insurance Company, effective January 1, 2004.(8)
     (10) Not applicable.
     (11) Opinion and Consent of Frederick C. Tedeschi, Esq. filed herewith.
     (12) Not Applicable.
     (13) Not Applicable.
     (14) Consent of Independent Registered Public Accounting Firm filed herewith.
     (15) Not applicable.
     (16) Not applicable.
     (17) Not applicable.


----------
(1) Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 333-77496) filed on April 2, 2007.
(2) Incorporated by reference to Post-Effective Amendment No. 8 on Form S-6 (File No. 333-46113) (811-08651) filed on November 13, 2001.
(3) Incorporated by reference to Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-81886) (811-21029) filed on May 10, 2002.
(4) Incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement on Form N1-A (File No. 2-80741, 811-3211) filed on April 10, 2000.
(5) Incorporated by reference to Pre-Effective No. 1 on Form S-6 (File No. 333-81886) (811-21029) filed on May 10, 2002.
(6) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-90508) (811-08651) filed on June 14, 2002.
(7) Incorporated by reference to Post-Effective Amendment No. 8 on Form N-6 (File No. 333-84370) filed on April 1, 2004.
(8) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84684) filed on April 7, 2004.
(9) Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-84684) filed on April 23, 2003.
(10) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-81884) filed on June 24, 2003.
(11) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-93875) filed on April 27, 2000.
(12) Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (File No. 333-43373) filed on April 4, 2002.


Item 27.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name                               Positions and Offices with Depositor
--------------------------------   --------------------------------------------
J. Patrick Barrett                 Director
4605 Watergap
Manlius, NY 13104
Charles C. Cornelio*****           Director
Jon A. Boscia***                   Director
Frederick J. Crawford***           Chief Financial Officer and Director
Christine S. Frederick****         Second Vice President and Chief Compliance
                                   Officer
Dennis R. Glass***                 President and Director
George W. Henderson, III           Director
Granville Capital
300 North Greene Street
Greensboro, NC 27401
Mark E. Konen*****                 Director
Barbara S. Kowalczyk***            Director
M. Leanne Lachman                  Director
870 United Nations Plaza, #19-E
New York, NY 10017
Louis G. Marcoccia                 Director
Senior Vice President
Syracuse University
Crouse-Hinds Hall, Suite 620
900 South Crouse Avenue
Syracuse, NY 13244
Jill S. Ruckelshaus                Director
1015 Evergreen Point Road
Medina, WA 98039
Robert O. Sheppard*                Second Vice President and General Counsel
Michael S. Smith**                 Director
Rise C. M. Taylor**                Second Vice President and Treasurer
Westley V. Thompson****            Director
C. Suzanne Womack***               Secretary

* Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY
  13202
** Principal business address is 1300 South Clinton Street, Fort Wayne, IN
   46801
*** Principal business address is Center Square West Tower, 1500 Market
    Street, Suite 3900, Philadelphia, PA 19102-2112
**** Principal business address is 350 Church Street, Hartford, CT 06103 ***** Pincipal business address is 100 North Greene Street, Greensboro, NC
      27401


Item 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
          THE DEPOSITOR OR THE REGISTRANT

     Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System.(11)


Item 29.  INDEMNIFICATION

(a)  Brief description of indemnification provisions.

     In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

     Please refer to Article VII Section 2 of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  PRINCIPAL UNDERWRITERS

(a) Lincoln Financial Advisors, Inc. is the Principal Underwriter for Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life & Annuity Variable Annuity Account N; LLANY Separate Account R for Flexible Premium Variable Life Insurance; and LLANY Separate Account S for Flexible Premium Variable Life Insurance.

(b)  See Item 27.

(c)  N/A


Item 31.  LOCATION OF ACCOUNTS AND RECORDS

      Books of Account and corporate records are maintained by Lincoln Life & Annuity Company of New York, 100 Madison Street, Suite 1860, Syracuse, New York 13202. All other accounts, books, and documents, except accounting records, required to be maintained by the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.


Item 32.  MANAGEMENT SERVICES

      Not Applicable.


Item 33.  FEE REPRESENTATION

      Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                                  SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life & Annuity Flexible Premium Variable Life Account Y, has duly caused this initial Registration Statement on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 2nd day of April, 2007.

                 Lincoln Life & Annuity Flexible Premium Variable Life Account Y (Registrant)


           /s/ Christine S. Frederick
                 By _______________________________
                    Christine S. Frederick
                    Second Vice President and Chief Compliance Officer Lincoln Life & Annuity Company of New York




                 Lincoln Life & Annuity Company of New York
                    (Depositor)


                 /s/ Christine S. Frederick
                 By ________________________________
                    Christine S. Frederick
                    Second Vice President and Chief Compliance Officer





Pursuant to the requirements of the Securities Act of 1933, as amended, this initial Registration Statement has been signed below on April 2, 2007, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature      Title

/s/ Dennis R. Glass*
______________________________President and Director
Dennis R. Glass(Principal Executive Officer)

/s/ Frederick J. Crawford*
______________________________Chief Financial Officer and Director
Frederick J. Crawford            (Principal Financial Officer)

/s/ J. Patrick Barrett*
______________________________Director
J. Patrick Barrett

/s/ Jon A. Boscia            *
______________________________Director
Jon A. Boscia

/s/ Charles C. Cornelio*
______________________________Director
Charles C. Cornelio

/s/ George W. Henderson, III*
______________________________Director
George W. Henderson, III

/s/ Mark E. Konen      *
______________________________Director
Mark E. Konen

______________________________Director
Barbara S. Kowalczyk

/s/ M. Leanne Lachman*
______________________________Director
M. Leanne Lachman

/s/ Louis G. Marcoccia*
______________________________Director
Louis G. Marcoccia

/s/ Jill S. Ruckelshaus*
______________________________Director
Jill S. Ruckelshaus

/s/ Michael S. Smith*
______________________________Director
Michael S. Smith

/s/ Westley V. Thompson *
______________________________Director
Westley V. Thompson

/s/ Christine S. Frederick
*By:________________________________________
Christine S. Frederick, Attorney-in-Fact

                                  POWER OF ATTORNEY

We, the undersigned directors and/or officers of Lincoln Life & Annuity Company of New York, hereby constitute and appoint Mary Jo Ardington, Kelly D. Clevenger, Christine S. Frederick, Robert L. Grubka, Rise C. M. Taylor and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts , hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

Variable Life Insurance Separate Accounts:
Lincoln Life & Annuity Flexible Premium Variable Life Account M: 811-08559 LLANY Separate Account R for Flexible Premium Variable Life: 811-08651
LLANY Separate Account S for Flexible Premium Variable Life: 811-09257 Lincoln Life & Annuity Flexible Premium Variable Life Account Y: 811-21029 Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B: 811-08470

Variable Annuity Separate Accounts:
Lincoln Life & Annuity Variable Annuity Account H: 811-08441
Lincoln Life & Annuity Variable Annuity Account L: 811-07785
Lincoln New York Account N for Variable Annuities: 811-09763

The execution of this document by the undersigned for this specific purpose is effective as of April 2, 2007.

Signature                                       Title

/s/ Dennis R. Glass
______________________________  President and Director
Dennis R. Glass                                 (Principal Executive Officer)

/s/ Frederick J. Crawford
______________________________          Chief Financial Officer and Director
Frederick J. Crawford                           (Principal Financial Officer)

/s/ J. Patrick Barrett
______________________________          Director
J. Patrick Barrett

/s/ Jon A. Boscia
______________________________          Director
Jon A. Boscia

/s/ Charles C. Cornelio
______________________________          Director
Charles C. Cornelio

/s/ George W. Henderson
______________________________          Director
George W. Henderson, III

/s/ Mark E. Konen
______________________________          Director
Mark E. Konen


_____________________________           Director
Barbara S. Kowalczyk

/s/ M. Leanne Lachman
______________________________          Director
M. Leanne Lachman

/s/ Louis G. Marcoccia
______________________________          Director
Louis G. Marcoccia

/s/ Jill S. Ruckelshaus
______________________________          Director
Jill S. Ruckelshaus

/s/ Michael S. Smith
______________________________          Director
Michael S. Smith

/s/ Westley V. Thompson
______________________________          Director
Westley V. Thompson

For Dennis R. Glass:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 16th day of March, 2007.

/s/ Maureen A. Cullen
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Notary Public
My Commission Expires:  9/13/08

For Frederick J. Crawford:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 19th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08





For J. Patrick Barrett:

State of  NY            )
                        ) SS.
County of Onondaga      )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Albert J. Calnon
------------------------------------
Notary Public
My Commission Expires:  4/9/07

For Jon A. Boscia:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 16th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Charles C. Cornelio:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 14 day of March, 2007.

/s/ Debbie B. Marlow
------------------------------------
Notary Public
My Commission Expires: 6-15-07

For George W. Henderson, III:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 21st day of March, 2007.

/s/ Joyce K. Cole
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Notary Public
My Commission Expires:  6-14-09

For Mark E. Konen:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 14 day of March, 2007.

/s/ Debbie B. Marlow
------------------------------------
Notary Public
My Commission Expires:  6-15-07

For Barbara S. Kowalczyk:

State of                )
                        ) SS.
County of               )

Sworn and subscribed before me this _____ day of March, 2007.

------------------------------------
Notary Public
My Commission Expires:

For M. Leanne Lachman:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 19th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Louis G. Marcoccia:

State of  New York      )
                        ) SS.
County of Onondaga      )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Nancy J. Freeman
------------------------------------
Notary Public
My Commission Expires:  April 24, 2007


For Jill S. Ruckelshaus:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 21st day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08

For Michael S. Smith:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08

For Westley V. Thompson:

State of  Connecticut   )
                        ) SS. Hartford
County of Hartford      )

Sworn and subscribed before me this 26th day of March, 2007.

/s/ Barbara A. Tofield
------------------------------------
Notary Public
My Commission Expires: 2/28/2008













Version: March 1, 2007